STATEMENT OF INVESTMENTS
Dreyfus International Stock Index Fund
January 31, 2007 (Unaudited)

Common Stocks--95.9%	Shares	Value ($)
Australia--5.4%		
ABC Learning Centres	10,259	61,189
AGL Energy	13,005 a	174,375
Alinta	15,309	166,254
Alumina	34,041	170,338
Amcor	29,506	166,844
AMP	56,048	454,553
Ansell	6,196	53,706
APN News & Media	8,288	38,905
Aristocrat Leisure	10,520	131,277
ASX	5,587	164,019
Australia & New Zealand Banking Group	54,710	1,233,634
AXA Asia Pacific Holdings	27,585	154,272
Babcock & Brown	7,012	141,219
BHP Billiton	104,079	2,099,334
Billabong International	4,636	58,678
BlueScope Steel	22,998	153,559
Boral	19,977	123,793
Brambles	48,294 a	519,230
Caltex Australia	3,724	62,740
Centro Properties Group	24,045	168,186
CFS Gandel Retail Trust (Units)	38,732	69,904
Challenger Financial Services Group	11,207	38,023
Coca-Cola Amatil	14,372	87,168
Cochlear	1,959	85,660
Coles Group	33,735	371,846
Commonwealth Bank of Australia	38,235	1,482,026
Commonwealth Property Office Fund (Units)	36,059	40,500
Computershare	12,331	87,493
CSL	5,425	291,759
CSR	26,078 a	72,316
DB RREEF Trust	72,157	98,651
Downer EDI	11,637	59,402
Fairfax Media	34,094	130,462
Foster's Group	59,932	314,286
Futuris	13,014	21,169
Goodman Fielder	27,397	50,507
GPT Group	56,196	238,106
Harvey Norman Holdings	15,620	49,365
Iluka Resources	6,938	33,535
ING Industrial Fund (Units)	20,424	38,918
Insurance Australia Group	52,225	261,734
Investa Property Group	42,296	80,923
James Hardie Industries	12,736	93,720
Leighton Holdings	3,591	61,195
Lend Lease	10,960	160,878
Lion Nathan	11,086	71,274
Macquarie Airports Management	25,551	70,261
Macquarie Bank	7,481	469,319
Macquarie Communications Infrastructure Group	8,992	42,488
Macquarie Goodman Group	40,029	227,898
Macquarie Infrastructure Group	76,619	217,218
Macquarie Office Trust (Units)	50,300	63,898
Mayne Pharma	18,185	57,753
Mirvac Group	32,787	142,984

Multiplex Group	17,719	61,077
National Australia Bank	47,956	1,501,470
Newcrest Mining	10,042	162,571
OneSteel	16,063	58,853
Orica	8,960	167,264
Origin Energy	26,015	182,772
Pacific Brands	12,100	25,962
Paladin Resources	14,702 a	98,735
PaperlinX	11,516	31,667
Perpetual	1,127	68,485
Publishing & Broadcasting	3,465	52,660
Qantas Airways	26,278	109,713
QBE Insurance Group	23,655	564,353
Rinker Group	26,444	380,994
Rio Tinto	8,393	497,993
Santos	18,111	130,468
Sonic Healthcare	7,194	80,801
Stockland	40,267	264,810
Suncorp-Metway	16,568	277,205
Sydney Roads Group	21,265	21,908
Symbion Health	18,425	59,086
Tabcorp Holdings	15,756	213,092
Tattersall	31,619	99,927
Telstra	86,423	283,839
Telstra (Installment Receipts)	42,920 a	93,088
Toll Holdings	16,143	261,967
Transurban Group	23,367	139,914
Wesfarmers	11,220	331,562
Westfield Group	44,980	777,314
Westpac Banking	54,858	1,065,300
Woodside Petroleum	13,998	404,980
Woolworths	34,681	638,018
WorleyParsons	3,708	61,781
Zinifex	14,513	184,365
		21,332,738
Austria--.6%		
Andritz	260	55,746
Boehler-Uddeholm	1,080	75,826
bwin Interactive Entertaiment	564 a	12,789
Erste Bank der Oesterreichischen Sparkassen	5,454	423,035
Flughafen Wien	305	30,319
IMMOEAST AG	7,614 a	113,781
IMMOFINANZ AG	13,567 a	205,385
Mayr-Melnhof Karton	130	25,057
Meinl European Land	6,836 a	175,707
OMV	4,910	262,039
Raiffeisen International Bank-Holding	1,096	166,816
RHI	882 a	43,323
Telekom Austria	11,283	306,723
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	2,362	113,871
Voestalpine	2,602	150,124
Wiener Staedtische Versicherung	830	60,452
Wienerberger	2,111	129,641
		2,350,634
Belgium--1.2%		
AGFA-Gevaert	2,561	65,926
Barco	320	27,923
Bekaert	369	45,097
Belgacom	4,923	222,238
Cofinimmo	216	42,972

Colruyt	440	93,482
Compagnie Maritime Belge	520	23,393
D'ieteren	77	26,765
Delhaize Group	2,320	192,189
Dexia	16,885	499,601
Euronav	590	17,419
Fortis	34,893	1,460,910
Groupe Bruxelles Lambert	2,195	254,995
InBev	5,427	348,163
KBC Groep	5,372	675,377
Mobistar	872	75,126
Omega Pharma	597	47,826
Solvay	1,894	287,463
UCB	3,406	225,058
Umicore	690	120,685
		4,752,608
China--.0%		
Foxconn International Holdings	63,000 a	**188,781**
Denmark--.8%		
AP Moller - Maersk	33	331,835
Bang & Olufsen, Cl. B	350	44,771
Carlsberg, Cl. B	870	87,939
Codan	300	26,455
Coloplast, Cl. B	770	66,223
D/S Torm	300	19,214
Danisco	1,370	111,379
Danske Bank	14,622	671,459
DSV	600	102,996
East Asiatic	420	20,421
FLSmidth and Co.	1,200	78,423
GN Store Nord	6,550	96,171
H Lundbeck	1,600	45,520
Jyske Bank	1,680 a	129,701
NKT Holding	580	50,843
Novo Nordisk, Cl. B	7,094	609,495
Novozymes, Cl. B	1,546	133,097
Sydbank	2,192	111,737
Topdanmark	500 a	89,838
TrygVesta	710	58,155
Vestas Wind Systems	5,600 a	246,423
William Demant Holding	980 a	82,747
		3,214,842
Finland--1.4%		
Amer Sports	2,090	45,463
Cargotec, Cl. B	1,085	64,108
Elisa, Cl. A	4,220	123,821
Fortum	13,255	363,775
KCI Konecranes	1,600	51,437
Kesko, Cl. B	1,840	97,791
Kone, Cl. B	2,140	125,804
Metso	3,663	193,442
Neste Oil	3,961	120,288
Nokia	121,861	2,658,735
Nokian Renkaat	2,920	57,523
OKO Bank, Cl. A	2,480	40,154
Orion, Cl. B	2,100 a	47,482
Outokumpu	3,240	129,085
Rautaruukki	2,600	102,202
Sampo, Cl. A	12,715	345,816
Sanoma-WSOY	1,660	48,017

Stora Enso, Cl. R	16,697	277,070
Tietoenator	1,983	53,082
UPM-Kymmene	15,703	400,963
Uponor	1,400	54,577
Wartsila, Cl. B	1,750	99,921
YIT	3,540	94,347
		5,594,903
France--9.1%		
Accor	6,080	502,482
Air France-KLM	3,692	165,612
Air Liquide	3,597	835,266
Alcatel-Lucent	68,832	884,599
Alstom	3,295 a	401,194
Atos Origin	2,257 a	125,849
AXA	49,637	2,085,956
BNP Paribas	24,921	2,770,416
Bouygues	6,112	411,805
Business Objects	2,959 a	111,007
Capgemini	4,125	261,043
Carrefour	17,870	1,026,376
Casino Guichard Perrachon	1,226	106,102
Cie de Saint-Gobain	9,424	886,612
Cie Generale d'Optique Essilor International	2,908	325,166
CNP Assurances	1,166	133,107
Compagnie Generale des Etablissements Michelin, Cl. B	4,301	392,343
Credit Agricole	17,513	747,804
Dassault Systemes	1,603	85,404
France Telecom	50,420	1,388,987
Gaz de France	5,680	243,495
Gecina	319	52,686
Groupe Danone	7,072	1,086,224
Hermes International	1,935	235,980
Imerys	990	93,654
Klepierre	540	95,432
L'Oreal	8,591	905,366
Lafarge	4,385	669,525
Lagardere	3,643	285,927
LVMH Moet Hennessy Louis Vuitton	7,317	769,203
M6-Metropole Television	1,704	57,549
Neopost	1,071	137,362
PagesJaunes Groupe	3,406	71,523
Pernod-Ricard	2,205	450,137
Peugeot	4,544	297,892
PPR	1,963	288,753
Publicis Groupe	4,175	178,760
Renault	5,425	669,352
Safran	4,700	111,155
Sanofi-Aventis	30,270	2,653,102
Schneider Electric	6,769	814,947
SCOR	5,347	145,214
Societe BIC	738	49,676
Societe Des Autoroutes Paris-Rhin-Rhone	719	59,048
Societe Generale	10,975	1,932,428
Societe Television Francaise 1	3,300	111,450
Sodexho Alliance	2,894	201,381
Suez	30,297	1,480,685
Suez-Strip VVPR	2,304 a	30
Technip	3,016	192,508
Thales	2,630	138,035
Thomson	7,700	145,584

Total	64,912	4,369,325
Unibail	1,361	342,215
Valeo	2,439	110,959
Vallourec	1,194	307,671
Veolia Environnement	8,384	585,584
Vinci	6,382	874,092
Vivendi	34,421	1,412,522
Zodiac	1,138	77,784
		36,351,345
Germany--6.9%		
Adidas	6,021	287,923
Allianz	12,832	2,550,038
Altana	2,147	131,545
BASF	14,561	1,398,283
Bayer	21,650	1,271,616
Beiersdorf	1,374	91,718
Bilfinger Berger	1,023	79,454
Celesio	2,600	147,779
Commerzbank	18,652	784,805
Continental	3,865	465,725
DaimlerChrysler	27,294	1,690,366
Deutsche Bank	15,464	2,178,064
Deutsche Boerse	2,998	628,034
Deutsche Lufthansa	6,939	193,051
Deutsche Post	23,186	711,046
Deutsche Postbank	2,482	212,866
Deutsche Telekom	84,451	1,476,001
Douglas Holding	897	49,468
E.ON	18,537	2,505,142
Fresenius Medical Care & Co.	1,898	253,171
Heidelberger Druckmaschinen	1,652	69,467
Hochtief	1,163	93,623
Hypo Real Estate Holding	3,994	262,458
Infineon Technologies	22,700 a	323,588
IVG Immobilien	2,698	121,550
KarstadtQuelle	2,010 a	64,592
Linde	3,196	341,422
MAN	3,812	399,847
Merck	1,492	173,695
Metro	4,874	333,143
MLP	1,365	30,420
Muenchener Rueckversicherungs	6,163	969,030
Premiere	1,607 a	30,989
Puma	377	136,587
Rheinmetall	1,126	88,347
RWE	13,256	1,380,797
Salzgitter	1,250	158,858
SAP	26,429	1,216,091
Siemens	25,197	2,760,826
Solarworld	1,008	77,661
Suedzucker	1,661	36,023
ThyssenKrupp	10,611	499,280
TUI	6,301	131,251
Volkswagen	5,003	556,823
Wincor Nixdorf	440	69,612
		27,432,075
Greece--.6%		
Alpha Bank	10,983	352,229
Coca-Cola Hellenic Bottling	3,038	121,195
Cosmote Mobile Communications	2,855	87,777

EFG Eurobank Ergasias	6,869	267,778
Folli-Follie	560	22,922
Hellenic Exchanges SA Holding	1,360	31,316
Hellenic Petroleum	3,140	45,617
Hellenic Technodomiki Tev	3,380	46,732
Hellenic Telecommunications Organization	9,518 a	281,499
Intracom Holdings	1,950 a	13,531
Motor Oil (Hellas) Corinth Refineries	1,145	30,412
National Bank of Greece	11,160	575,724
OPAP	6,661	247,897
Piraeus Bank	6,503	232,553
Public Power	3,248	93,276
Technical Olympic	1,000	3,353
Titan Cement	1,579	88,229
Viohalco	3,050	38,048
		2,580,088
Hong Kong--1.7%		
ASM Pacific Technology	4,500	27,142
Bank of East Asia	43,791	251,506
BOC Hong Kong Holdings	111,500	291,991
Cathay Pacific Airways	28,000	72,250
Cheung Kong Holdings	45,000	593,542
Cheung Kong Infrastructure Holdings	13,000	47,029
CLP Holdings	54,288	405,298
Esprit Holdings	31,000	314,404
Giordano International	32,000	17,170
Hang Lung Properties	69,000	188,647
Hang Seng Bank	22,700	315,397
Henderson Land Development	27,000	156,280
Hong Kong & China Gas	107,772	239,584
Hong Kong Exchanges & Clearing	32,000	346,880
HongKong Electric Holdings	42,000	207,605
Hopewell Holdings	18,000	68,574
Hutchison Telecommunications International	44,000 a	106,041
Hutchison Whampoa	62,800	624,055
Hysan Development	18,000	48,982
Johnson Electric Holdings	38,900	28,195
Kerry Properties	13,500	62,841
Kingboard Chemical Holdings	17,000	70,098
Li & Fung	66,600	207,671
Link REIT	71,000	166,929
Melco International Development	21,000	44,372
MTR	43,000	113,708
New World Development	78,191	171,220
Orient Overseas International	6,300	42,032
PCCW	114,207	68,299
Shangri-La Asia	36,000	96,580
Shun TAK Holdings	24,000	32,270
Sino Land	36,664	82,258
Solomon Systech International	32,000	5,983
Sun Hung Kai Properties	40,699	492,773
Swire Pacific, Cl. A	28,000	321,268
Techtronic Industries	33,500	51,393
Television Broadcasts	8,000	55,423
Texwinca Holdings	8,000	6,157
Wharf Holdings	37,171	137,088
Wing Hang Bank	5,000	63,068
Yue Yuen Industrial Holdings	24,800	83,365
		6,725,368
Ireland--.8%		

Allied Irish Banks	26,146	751,876
Bank of Ireland	29,168	650,783
C & C Group	8,690	128,505
CRH	15,851	623,489
DCC	2,813	88,642
Depfa Bank	10,697	188,626
Elan	12,285 a	151,496
Grafton Group (Units)	6,365 a	97,846
Greencore Group	4,695	25,441
IAWS Group	2,816	67,330
Independent News & Media	15,907	62,631
Kerry Group, Cl. A	3,503	89,993
Kingspan Group	4,361	109,768
Paddy Power	1,369	29,886
Ryanair Holdings	2,000 a	28,250
Total Produce	6,620 a	6,194
		3,100,756
Italy--3.7%		
Alleanza Assicurazioni	12,140	159,804
Arnoldo Mondadori Editore	3,398	37,532
Assicurazioni Generali	28,547	1,224,890
Autogrill	3,846	70,617
Autostrade	8,638	251,881
Banca Monte dei Paschi di Siena	31,965	206,438
Banca Popolare di Milano	12,511	208,420
Banche Popolari Unite	10,233	288,817
Banco Popolare di Verona e Novara	11,284	353,671
Benetton Group	1,630	28,107
Bulgari	4,688	67,802
Capitalia	50,525	453,018
Enel	128,746	1,358,468
ENI	77,487	2,487,055
Fiat	16,431	355,072
Finmeccanica	8,893	251,228
Fondiaria-SAI	2,258	101,903
Gruppo Editoriale L'Espresso	5,319	28,269
Intesa Sanpaolo	28,094	208,271
Intesa Sanpaolo	215,816	1,622,360
Italcementi	2,055	60,217
Lottomatica	1,870	76,058
Luxottica Group	3,847	119,126
Mediaset	23,137	278,405
Mediobanca	14,684	333,920
Mediolanum	7,372	58,914
Pirelli & C	100,796	103,998
Seat Pagine Gialle	102,684	63,114
Snam Rete Gas	29,730	174,523
Telecom Italia	319,378	938,973
Telecom Italia (RNC)	177,442	443,400
Terna	33,756	116,789
Tiscali	8,086 a	27,372
UniCredito Italiano	232,570	2,145,713
		14,704,145
Japan--21.7%		
77 Bank	12,000	79,067
Access	6 a	29,315
Acom	2,020	76,485
Aderans	1,000	23,148
Advantest	4,800	239,683
Aeon	19,100	414,497

Aeon Credit Service	2,160	41,071
Aiful	2,025	61,440
Aisin Seiki	5,800	188,442
Ajinomoto	18,800	236,399
Alfresa Holdings	700	43,866
All Nippon Airways	18,000	66,220
Alps Electric	4,400	46,197
Amada	10,000	107,143
Amano	1,800	23,333
Aoyama Trading	1,600	48,810
Arrk	1,500	21,528
Asahi Breweries	11,200	171,481
Asahi Glass	27,800	365,427
Asatsu-DK	1,000	30,919
Ashai Kasei	36,900	244,658
Asics	4,000	45,999
Astellas Pharma	15,979	677,681
Autobacs Seven	700	25,521
Bank of Fukuoka	17,000	134,921
Bank of Kyoto	7,000	72,627
Bank of Yokohama	36,000	290,179
Benesse	1,700	66,336
Bridgestone	18,300	396,379
Canon	31,750	1,666,770
Canon Marketing Japan	2,000	43,320
Casio Computer	7,000	144,387
Central Glass	6,000	35,615
Central Japan Railway	46	490,575
Chiba Bank	23,000	206,688
Chiyoda	5,000	104,787
Chubu Electric Power	19,500	619,048
Chugai Pharmaceutical	8,128	181,765
Circle K Sunkus	1,000	18,188
Citizen Holdings	10,400	84,861
COCA-COLA WEST HOLDINGS	1,600	35,648
COMSYS Holdings	3,000	34,226
Credit Saison	4,900	175,405
CSK HOLDINGS	2,100	93,576
Dai Nippon Printing	18,800	294,061
Daicel Chemical Industries	8,000	57,275
Daido Steel	10,200	63,244
Daifuku	2,000	28,505
Daiichi Sankyo	21,483	596,750
Daikin Industries	7,200	237,500
Daimaru	6,000	76,091
Dainippon Ink and Chemicals	18,000	71,429
Dainippon Screen Manufacturing	7,000	60,127
Daito Trust Construction	2,300	109,904
Daiwa House Industry	16,400	276,587
Daiwa Securities Group	38,000	463,690
Denki Kagaku Kogyo	13,600	56,667
Denso	15,500	620,205
Dentsu	55	163,690
Dowa Holdings	9,000	76,488
Dowa Holdings (Rights)	7,000 a,b	0
eAccess	41	25,557
East Japan Railway	100	691,964
Ebara	9,000	37,649
EDION	1,900	26,672
Eisai	7,600	388,922

Electric Power Development	4,780	214,183
Elpida Memory	2,900 a	125,389
FamilyMart	2,100	54,340
Fanuc	5,400	497,768
Fast Retailing	1,500	118,180
Fuji Electric Holdings	16,000	75,132
FUJI SOFT	1,100	27,145
Fuji Television Network	11	24,735
FUJIFILM Holdings	14,300	588,740
Fujikura	10,000	87,136
Fujitsu	54,800	410,003
Furukawa Electric	18,000	121,726
Glory	1,700	30,849
Goodwill Group	30	27,282
Gunma Bank	11,000	70,842
Gunze	5,000	26,042
Hakuhodo DY Holdings	700	46,528
Hankyu Department Stores	4,000	36,310
Hankyu Hashin Holdings	36,000	208,036
Haseko	21,500 a	82,651
Hikari Tsushin	700	32,697
Hino Motors	7,000	36,111
Hirose Electric	1,000	118,221
Hitachi	98,900	662,277
Hitachi Cable	5,000	27,654
Hitachi Capital	1,000	19,800
Hitachi Chemical	3,200	74,074
Hitachi Construction Machinery	3,500	98,090
Hitachi High-Technologies	1,600	48,148
Hokkaido Electric Power	5,100	128,175
Hokuhoku Financial Group	38,000	143,882
Honda Motor	46,420	1,822,875
House Foods	1,620	25,607
Hoya Pentax HD Corp.	12,400	449,008
Ibiden	4,000	198,082
Index Holdings	27	17,277
INPEX Holdings	25	204,200
Isetan	5,400	101,339
Ishikawajima-Harima Heavy Industries	32,000	119,841
Ito En	1,600	48,810
Itochu	44,500	387,756
Itochu Techno-Solutions	800	40,344
Jafco	1,000	54,563
Japan Airlines	25,600	53,968
Japan Prime Realty Investment	11	41,014
Japan Real Estate Investment	12	140,873
Japan Retail Fund Investment	11	100,033
Japan Steel Works	9,000	74,405
Japan Tobacco	132	632,937
JFE Holdings	16,660	921,424
JGC	6,000	104,167
Joyo Bank	18,462	109,740
JS Group	8,124	185,033
JSR	5,500	130,498
JTEKT	5,900	118,771
Kajima	24,800	114,405
Kaken Pharmaceutical	2,000	15,989
Kamigumi	9,400	78,800
Kaneka	9,000	80,506
Kansai Electric Power	22,599	631,487

Kansai Paint	7,000	60,648
Kao	15,000	427,827
Katokichi	3,700	29,029
Kawasaki Heavy Industries	40,000	155,093
Kawasaki Kisen Kaisha	14,000	120,833
KDDI	72	508,333
Keihin Electric Express Railway	15,000	107,391
Keio	19,000	125,818
Keisei Electric Railway	10,000	60,103
Keyence	1,114	249,397
Kikkoman	4,000	50,364
Kinden	3,000	24,256
Kintetsu	45,354	133,107
Kirin Brewery	24,000	368,056
KK DaVinci Advisors	26 [a]	30,308
Kobe Steel	84,000	302,778
Kokuyo	2,400	32,937
Komatsu	26,600	560,764
Komori	2,000	41,088
Konami	2,600	68,353
Konica Minolta Holdings	14,500	197,313
Kose	880	25,463
Kubota	33,000	346,751
Kuraray	11,500	138,236
Kurita Water Industries	2,900	61,735
Kyocera	4,800	440,079
Kyowa Hakko Kogyo	10,000	87,219
Kyushu Electric Power	11,400	319,494
Lawson	1,800	65,030
Leopalace21	3,500	111,111
Mabuchi Motor	700	40,567
Makita	3,000	103,423
Marubeni	44,000	236,442
Marui	10,600	130,222
Matsui Securities	2,900	25,629
Matsumotokiyoshi	1,100	24,781
Matsushita Electric Industrial	58,195	1,154,663
Matsushita Electric Works	10,000	110,284
Mediceo Paltac Holdings	4,700	88,008
Meiji Dairies	7,000	53,414
Meiji Seika Kaisha	9,000	42,039
Meitec	1,000	30,837
Millea Holdings	21,400	762,517
Minebea	9,000	59,449
Mitsubishi	40,400	814,947
Mitsubishi Chemical Holdings	35,600	239,570
Mitsubishi Electric	57,000	515,055
Mitsubishi Estate	35,000	998,264
Mitsubishi Gas Chemical	12,000	127,480
Mitsubishi Heavy Industries	94,700	485,400
Mitsubishi Logistics	4,000	64,484
Mitsubishi Materials	30,000	117,312
Mitsubishi Rayon	15,000	102,555
Mitsubishi UFJ Financial Group	256	3,089,947
Mitsubishi UFJ Securities	7,000	79,051
Mitsui & Co.	46,400	739,577
Mitsui Chemicals	18,000	145,089
Mitsui Engineering & Shipbuilding	20,000	69,114
Mitsui Fudosan	25,000	646,908
Mitsui Mining & Smelting	20,000	102,513

Mitsui OSK Lines	32,000	332,275
Mitsui Sumitomo Insurance	35,230	419,987
Mitsui Trust Holdings	20,380	222,569
Mitsukoshi	12,000	54,663
Mitsumi Electric	2,000	47,123
Mizuho Financial Group	283	2,035,466
Murata Manufacturing	6,100	430,671
Namco Bandai Holdings	5,650	81,275
NEC	59,800	301,571
NEC Electronics	1,100 a	28,828
NET One Systems	14	19,792
NGK Insulators	8,000	120,833
NGK Spark Plug	5,000	101,480
NHK Spring	4,000	41,832
Nichirei	7,000	38,194
Nidec	3,100	218,609
Nikko Cordial	25,000	244,709
Nikon	8,600	191,253
Nintendo	2,950	868,221
Nippon Building Fund	13	192,378
Nippon Electric Glass	6,390	152,143
Nippon Express	22,000	124,587
Nippon Kayaku	4,000	34,292
Nippon Light Metal	10,400	27,169
Nippon Meat Packers	5,000	55,928
Nippon Mining Holdings	25,800	184,926
Nippon Oil	35,800	239,436
Nippon Paper Group	25	94,866
Nippon Sheet Glass	16,000	78,042
Nippon Shokubai	4,000	45,966
Nippon Steel	183,100	1,077,771
Nippon Telegraph & Telephone	155	771,412
Nippon Yusen	31,800	242,654
Nishi-Nippon City Bank	16,000	67,328
Nishimatsu Construction	6,000	21,032
Nissan Chemical Industries	4,000	48,611
Nissan Motor	67,500	841,518
Nisshin Seifun Group	5,300	54,507
Nisshin Steel	29,000	109,325
Nisshinbo Industries	5,000	55,473
Nissin Food Products	2,400	87,103
Nitori	1,000	46,131
Nitto Denko	5,000	244,296
NOK	2,900	50,827
Nomura Holdings	52,800	1,071,627
Nomura Real Estate Office Fund	8	85,979
Nomura Research Institute	600	93,254
NSK	13,000	118,758
NTN	11,000	99,306
NTT Data	38	193,833
NTT DoCoMo	558	848,810
NTT Urban Development	30	60,020
Obayashi	18,000	109,226
Obic	200	42,245
Odakyu Electric Railway	18,000	120,089
OJI Paper	23,000	125,686
Oki Electric Industry	14,000	29,861
OKUMA	4,000	45,437
Okumura	5,000	26,042
Olympus	7,000	223,380

Omron	6,800	182,705
Onward Kashiyama	4,000	53,142
Oracle Japan	900	39,137
Oriental Land	1,400	71,412
ORIX	2,700	772,321
Osaka Gas	61,000	236,516
OSG	2,300	38,790
OTSUKA	400	37,202
Park24	2,800	40,208
Pioneer	3,900	54,650
Promise	2,200	77,662
QP	2,700	22,991
Rakuten	201	105,685
Resona Holdings	137	379,423
Ricoh	20,000	434,855
Rinnai	900	26,786
Rohm	3,200	289,947
Round One	9	24,182
Ryohin Keikaku	800	53,968
Sanken Electric	3,000	30,308
Sankyo	1,900	94,089
Santen Pharmaceutical	2,100	59,028
Sanwa Shutter	5,200	31,124
Sanyo Electric	45,000 a	73,661
Sapporo Hokuyo Holdings	8	80,026
Sapporo Holdings	9,000	52,455
SBI E*trade Securities	40	57,540
SBI Holdings	302	116,720
Secom	6,500	320,271
Sega Sammy Holdings	5,584	143,570
Seiko Epson	3,900	105,109
Seino Holdings	4,000	37,169
Sekisui Chemical	13,000	99,843
Sekisui House	16,000	223,810
Seven & I Holdings	24,160	725,040
SFCG	130	20,646
Sharp	30,000	509,673
Shimachu	1,400	38,426
Shimamura	600	61,607
Shimano	2,100	60,938
Shimizu	16,000	85,979
Shin-Etsu Chemical	11,600	751,852
Shinko Electric Industries	1,700	45,395
Shinko Securities	12,000	60,714
Shinsei Bank	47,000	257,226
Shionogi & Co.	9,000	159,226
Shiseido	11,000	232,350
Shizuoka Bank	17,400	180,243
Showa Denko	32,000	121,164
Showa Shell Sekiyu	4,800	52,302
SMC	1,600	227,513
Softbank	21,700	506,800
Sojitz	24,000 a	84,722
Sompo Japan Insurance	25,000	316,634
Sony	29,880	1,370,982
Stanley Electric	4,500	92,634
SUMCO	2,800	100,926
Sumitomo	31,000	479,762
Sumitomo Bakelite	5,000	35,218
Sumitomo Chemical	43,000	330,961

Sumitomo Electric Industries	21,400	326,944
Sumitomo Heavy Industries	17,000	176,240
Sumitomo Metal Industries	122,000	516,402
Sumitomo Metal Mining	16,000	208,201
Sumitomo Mitsui Financial Group	182	1,850,694
Sumitomo Osaka Cement	11,000	40,377
Sumitomo Realty & Development	11,000	381,035
Sumitomo Rubber Industries	5,000	58,656
Sumitomo Titanium	600	64,931
Sumitomo Trust & Banking	37,000	394,899
Suruga Bank	7,000	90,972
Suzuken	2,020	69,972
T & D Holdings	6,900	463,765
Taiheiyo Cement	25,000	112,847
Taisei	27,000	90,402
Taisho Pharmaceutical	5,000	87,839
Taiyo Nippon Sanso	7,000	63,657
Taiyo Yuden	3,100	59,073
Takara Holdings	5,000	32,201
Takashimaya	8,000	103,439
Takeda Pharmaceutical	26,500	1,724,165
Takefuji	3,060	122,946
Tanabe Seiyaku	6,000	80,903
TDK	3,800	318,552
Teijin	25,000	141,782
Terumo	4,900	196,470
THK	3,600	86,905
TIS	800	17,427
Tobu Railway	27,000	127,009
Toda	5,000	21,908
Toho	4,300	78,741
Toho Titanium	800	39,286
Tohoku Electric Power	12,900	338,070
Tokai Rika	1,600	40,344
Tokuyama	8,000	127,976
Tokyo Broadcasting System	500	17,237
Tokyo Electric Power	36,272	1,232,456
Tokyo Electron	4,800	338,492
Tokyo Gas	66,000	339,931
Tokyo Seimitsu	900	37,798
Tokyo Steel Manufacturing	3,500	51,939
Tokyo Style	2,000	21,577
Tokyo Tatemono	8,000	96,958
Tokyu	32,820	219,777
Tokyu Land	11,000	112,128
TonenGeneral Sekiyu	8,000	81,217
Toppan Printing	17,000	182,424
Toray Industries	40,000	303,241
Toshiba	85,000	541,088
Tosoh	13,000	61,367
TOTO	8,000	85,317
Toyo Seikan Kaisha	4,600	83,094
Toyo Suisan Kaisha	3,000	46,404
Toyobo	18,200	55,069
Toyoda Gosei	1,900	45,081
Toyota Industries	5,800	270,916
Toyota Motor	85,914	5,646,629
Toyota Tsusho	6,300	165,104
Trend Micro	3,500 a	95,486
Ube Industries	24,600	78,299

Uni-Charm	1,100	59,292
Uniden	2,000	14,881
UNY	5,000	65,063
Ushio	3,100	63,943
USS	650	42,667
Wacoal Holdings	3,000	37,078
West Japan Railway	51	226,835
Yahoo! Japan	433	161,802
Yakult Honsha	2,900	82,713
Yamada Denki	2,500	207,093
Yamaha	4,800	97,619
Yamaha Motor	5,500	170,056
Yamato Holdings	10,400	155,622
Yamazaki Baking	3,000	27,902
Yaskawa Electric	5,000	57,498
Yokogawa Electric	7,400	120,336
Zeon	5,000	56,548
		86,267,831
Luxembourg--.0%		
Oriflame Cosmetics	1,080	**43,479**
Netherlands--3.8%		
ABN AMRO Holding	54,035	1,720,287
Aegon	43,297	846,747
Akzo Nobel	7,999	501,941
Arcelor Mittal	20,765	961,947
ASML Holding	14,572 a	366,972
Buhrmann	2,895	43,224
Corio	1,094	93,186
Euronext	2,709	330,196
European Aeronautic Defence and Space	9,775	323,396
Fugro	2,039	96,551
Getronics	2,893	26,541
Hagemeyer	18,394 a	84,852
Heineken	7,361	371,801
ING Groep	55,786	2,432,077
Koninklijke Ahold	45,712 a	457,384
Koninklijke DSM	4,324	213,740
Koninklijke Philips Electronics	34,808	1,349,701
OCE	2,320	39,252
Qiagen	3,966 a	67,925
Randstad Holdings	1,316	87,812
Reed Elsevier	21,264	371,367
Rodamco Europe	1,627	219,243
Royal KPN	57,754	829,285
Royal Numico	5,110	270,256
SBM Offshore	4,619	162,298
STMicroelectronics	20,476	379,690
TNT	13,063	585,797
Unilever	51,099	1,355,900
Vedior	5,819	119,850
Wereldhave	597	79,672
Wolters Kluwer	8,849	264,588
		15,053,478
New Zealand--.1%		
Auckland International Airport	28,102	44,230
Contact Energy	8,448	50,050
Fisher & Paykel Appliances Holdings	7,958	20,511
Fisher & Paykel Healthcare	14,548	42,395
Fletcher Building	13,279	105,413
Kiwi Income Property Trust (Units)	22,811	24,614

Sky City Entertainment Group	12,052	44,564
Sky Network Television	4,754	20,095
Telecom of New Zealand	59,057	201,732
Tower	4,708 a	7,701
Vector	3,522	6,512
Warehouse Group	2,700	13,547
		581,364
Norway--.9%		
Acergy	5,291 a	102,218
Aker Kvaerner ASA	800	90,050
DET Norske Oljeselskap	21,040 a	41,723
DNB NOR	20,133	301,198
Frontline	1,500	48,797
Norsk Hydro	20,927	674,100
Norske Skogindustrier	5,956	109,122
Ocean RIG	5,000 a	36,084
Orkla	5,638	336,667
Pan Fish	76,864 a	81,979
Petroleum Geo-Services	5,719 a	133,086
Prosafe	7,268	113,258
Schibsted	1,430	59,363
SeaDrill	6,347 a	104,125
Statoil	19,297	512,989
Stolt-Nielsen	950	28,061
Storebrand	6,450	86,711
Tandberg	3,000	49,815
Tandberg Television	2,300 a	36,025
Telenor	22,674	457,955
TGS-NOPEC Geophysical	2,800 a	56,888
Tomra Systems	3,950	26,740
Yara International	6,246	165,544
		3,652,498
Portugal--.3%		
Banco BPI	9,520	77,441
Banco Comercial Portugues	64,935	239,639
Banco Espirito Santo	6,241	119,458
Brisa-Auto Estradas de Portugal	8,471	104,903
Cimpor-Cimentos de Portugal	6,029	49,043
Energias de Portugal	59,796	297,598
Jeronimo Martins	1,205	30,095
Portugal Telecom	23,457	310,299
PT Multimedia Servicos de Telecomunicacoes e Multimedia	2,390	31,895
Sonae	20,060	44,314
Sonae Industria	2,150 a	22,686
		1,327,371
Singapore--.9%		
Allgreen Properties	6,000	6,560
Allgreen Properties (Rights)	3,000 a	1,552
Ascendas Real Estate Investment Trust	25,700	41,480
Capitacommercial Trust	38,000	66,526
CapitaLand	38,000	165,696
CapitaMall Trust	36,000	75,910
Chartered Semiconductor Manufacturing	24,000 a	21,867
City Developments	14,000	127,558
ComfortDelgro	49,700	58,868
Cosco Singapore	22,000	38,658
Creative Technology	750	5,125
DBS Group Holdings	33,059	473,332
Fraser & Neave	22,150	75,681
Haw Par	1,658	7,661

Jardine Cycle & Carriage	4,422	40,578
Keppel	16,500	192,216
Keppel Land	10,000	48,811
Neptune Orient Lines	14,000	22,323
Noble Group	29,000	20,383
Olam International	13,000	16,667
Oversea-Chinese Banking	74,942	385,306
Parkway Holdings	14,000	29,521
SembCorp Industries	23,254	64,773
SembCorp Marine	15,000	32,996
Singapore Airlines	16,000	183,268
Singapore Exchange	21,000	92,252
Singapore Land	5,000	27,659
Singapore Petroleum	3,000	8,513
Singapore Post	31,000	23,403
Singapore Press Holdings	42,075	128,699
Singapore Technologies Engineering	41,000	89,122
Singapore Telecommunications	210,951	480,511
SMRT	8,000	7,706
STATS ChipPAC	26,000 a	21,828
Suntec Real Estate Investment Trust	43,000	51,492
United Overseas Bank	34,112	419,587
UOL Group	15,111	50,155
Venture	7,000	63,779
Want Want Holdings	14,000	21,000
Wing Tai Holdings	16,000	26,032
		3,715,054
Spain--4.0%		
Abertis Infraestructuras	6,873	196,395
Acciona	871	178,318
Acerinox	5,110	139,046
ACS-Actividades de Construccion y Servicios	7,409	401,761
Altadis	7,684	411,281
Antena 3 de Television	2,242	49,230
Banco Bilbao Vizcaya Argentaria	105,715	2,616,924
Banco Popular Espanol	25,491	486,264
Banco Santander Central Hispano	176,778	3,351,530
Cintra Concesiones de Infraestructuras de Transporte	6,164	100,763
Corporacion Mapfre	14,795	73,825
Ebro Puleva	2,437	58,047
Endesa	22,912	1,148,345
Fadesa Inmobiliaria	1,305	60,590
Fomento de Construcciones y Contratas	1,281	133,334
Gamesa Corp Tecnologica	5,197	141,480
Gas Natural SDG	5,418	215,789
Grupo Ferrovial	1,813	180,816
Iberdrola	23,657	1,008,308
Iberia Lineas Aereas de Espana	12,494	51,628
Inditex	6,467	365,302
Indra Sistemas	3,330	81,134
NH Hoteles	1,765	38,875
Promotora de Informaciones	2,270	42,211
Repsol YPF	26,737	873,449
Sacyr Vallehermoso	2,795	168,886
Sociedad General de Aguas de Barcelona, Cl. A	1,687	59,605
Sogecable	1,167 a	40,869
Telefonica	132,732	2,889,017
Union Fenosa	4,113	204,272
Zeltia	4,464 a	36,371
		15,803,665

Sweden--2.5%

Alfa Laval	2,600	121,650
Assa Abloy, Cl. B	9,402	205,109
Atlas Copco, Cl. A	9,966	339,707
Atlas Copco, Cl. B	6,000	197,200
Axfood	920	34,463
Billerud	1,600	26,695
Boliden	8,757	202,977
Castellum	4,400	59,361
D Carnegie	1,570	35,490
Electrolux, Ser. B	7,527	142,059
Elekta, Cl. B	2,800	61,284
Eniro	4,973	65,485
Getinge, Cl. B	5,400	117,028
Hennes & Mauritz, Cl. B	13,916	750,969
Hoganas, Cl. B	800	21,528
Holmen, Cl. B	1,632	70,854
Husqvarna, Cl. B	7,617 a	117,247
Kungsleden	3,880	62,926
Lundin Petroleum	6,300 a	66,458
Modern Times Group, Cl. B	1,400	88,309
Nobia	1,300	51,589
Nordea Bank	61,921	965,134
OMX	2,650	52,676
Sandvik	29,770	472,129
SAS	2,050 a	38,322
Scania, Cl. B	3,027	216,352
Securitas Direct, Cl. B	8,604 a	26,797
Securitas Systems, Cl. B	8,604 a	33,094
Securitas, Cl. B	10,298	152,233
Skandinaviska Enskilda Banken, Cl. A	13,913	463,264
Skanska, Cl. B	11,373	235,457
SKF, Cl. B	12,262	241,103
Ssab Svenskt Stal, Ser. A	4,270	103,264
Ssab Svenskt Stal, Ser. B	2,100	48,977
Svenska Cellulosa, Cl. B	5,643	300,877
Svenska Handelsbanken, Cl. A	14,815	451,836
Swedish Match	9,138	161,316
Tele2, Cl. B	9,915	146,572
Telefonaktiebolaget LM Ericsson, Cl. B	441,456	1,742,369
Telelogic	8,000 a	17,452
TeliaSonera	56,032	446,323
Trelleborg, Cl. B	2,370	57,655
Volvo, Cl. A	2,873	215,654
Volvo, Cl. B	6,524	476,597
Wihlborgs Fastigheter	1,068	20,693
Wihlborgs Fastigheter	2,623	70,586
		9,995,120

Switzerland--6.7%

ABB	61,818	1,089,915
Adecco	3,909	250,304
Ciba Specialty Chemicals	2,335	155,130
Clariant	6,521 a	111,575
Compagnie Financiere Richemont, Cl. A	15,579	866,471
Credit Suisse Group	34,322	2,416,403
Geberit	120	202,052
Givaudan	191	171,744
Holcim	5,895	582,036
Kudelski	991	37,446
Kuehne & Nagel International	1,510	116,172

Kuoni Reisen Holding	70 a	41,064
Logitech International	4,838 a	137,641
Lonza Group	1,188	112,059
Merck Serono	139	122,536
Micronas Semiconductor	647 a	14,129
Nestle	11,920	4,358,471
Nobel Biocare Holding	705	232,636
Novartis	69,260	3,971,432
OC Oerlikon	203 a	110,545
Phonak Holding	1,439	110,998
PSP Swiss Property	1,296 a	75,508
Rieter Holding	140	79,997
Roche Holding	20,900	3,914,353
Schindler Holding	1,768	113,352
SGS	131	143,199
SIG Holding	176 a	58,253
Straumann Holding	197	49,534
Sulzer	121	170,765
Swatch Group	1,511	72,293
Swatch Group, Cl. B	979	231,648
Swiss Reinsurance	10,059	833,548
Swisscom	558	207,718
Syngenta	3,142 a	577,385
Synthes	1,443	180,751
UBS	59,364	3,701,330
Zurich Financial Services	4,323	1,158,874
		26,779,267
United Kingdom--22.8%		
3i Group	14,025	289,624
Aegis Group	23,287	64,271
Aggreko	7,330	63,668
Alliance Boots	24,674	389,756
Amec	11,745	106,557
Amvescap	22,388	266,001
Anglo American	42,933	1,986,636
ARM Holdings	38,039	90,466
Arriva	5,438	76,533
AstraZeneca	46,398	2,579,272
Aviva	75,838	1,218,736
BAE Systems	96,538	789,395
Balfour Beatty	11,768	95,997
Barclays	193,692	2,805,582
Barratt Developments	7,146	165,333
BBA Aviation	11,302	62,109
Bellway	3,418	94,335
Berkeley Group Holdings	2,791 a	81,892
BG Group	101,295	1,325,467
BHP Billiton	73,002	1,354,636
Biffa	9,792	62,676
Bovis Homes Group	3,340	67,535
BP	587,306	6,144,573
British Airways	16,439 a	173,036
British American Tobacco	46,358	1,401,043
British Land	15,290	469,580
British Sky Broadcasting	34,587	369,645
Brixton	8,939	88,536
BT Group	248,087	1,485,953
Bunzl	11,539	144,327
Burberry Group	12,983	167,344
Cable & Wireless	100,100	328,192

Cadbury Schweppes	61,229	689,135
Capita Group	18,165	225,426
Carnival	5,155	279,302
Carphone Warehouse Group	10,279	62,020
Cattles	9,083	77,695
Centrica	108,467	787,682
Charter	5,799 a	96,483
Close Brothers Group	3,564	70,704
Cobham	33,190	134,155
Collins Stewart	6,581 a	31,528
Compass Group	63,762	378,479
Cookson Group	5,084	59,211
Corus Group	25,764	303,339
CSR	3,311 a	44,135
Daily Mail & General Trust, Cl. A	8,330	122,941
Davis Service Group	4,424	46,588
De La Rue	4,670	60,057
Diageo	82,730	1,603,163
DSG International	52,770	174,305
Electrocomponents	15,554	85,475
EMAP	5,802	90,628
EMI Group	26,556	128,392
Enterprise Inns	18,378	231,307
Experian Group	29,502	333,490
First Choice Holidays	15,603	87,959
Firstgroup	13,042	139,002
FKI	13,710	30,258
Friends Provident	51,489	218,703
Galiform	17,330 a	44,353
Gallaher Group	19,423	432,271
GKN	20,642	129,295
GlaxoSmithKline	172,333	4,604,481
Great Portland Estates	5,174	71,248
Group 4 Securicor	35,244	129,867
Hammerson	8,598	246,724
Hanson	21,427	324,835
Hays	43,341	133,828
HBOS	113,075	2,459,010
HMV Group	13,620	35,857
Home Retail Group	26,499	220,444
HSBC Holdings	342,690	6,204,728
ICAP	14,711	140,593
IMI	10,594	107,105
Imperial Chemical Industries	34,512	309,227
Imperial Tobacco Group	20,471	832,653
Inchcape	13,096	135,604
Intercontinental Hotels Group	11,340	282,123
International Power	44,704	315,232
Intertek Group	4,269	71,654
Invensys	21,870 a	126,927
Investec	11,146	136,139
ITV	180,100	379,849
J Sainsbury	42,135	357,736
Johnson Matthey	6,302	182,566
Kelda Group	10,863	198,386
Kesa Electricals	14,511	96,431
Kingfisher	70,839	331,745
Ladbrokes	19,033	163,364
Land Securities Group	14,006	586,688
Legal & General Group	195,256	591,445

Liberty International	8,227	204,515
Lloyds TSB Group	167,730	1,909,150
LogicaCMG	42,840	143,182
London Stock Exchange Group	5,370	136,541
Man Group	52,385	548,324
Marks & Spencer Group	50,317	665,796
Meggitt	15,423	102,114
Michael Page International	11,674	109,112
Misys	15,287	72,563
Mitchells & Butlers	20,100	273,832
National Express Group	3,795	78,369
National Grid	81,124	1,219,523
Next	6,660	254,599
Old Mutual	156,056	524,634
PartyGaming	25,846	14,924
Pearson	23,770	373,150
Persimmon	8,507	230,791
Premier Farnell	12,140	45,565
Provident Financial	7,607	108,622
Prudential	72,487	973,338
Punch Taverns	7,974	179,027
Rank Group	15,819	70,443
Reckitt Benckiser	18,285	876,523
Reed Elsevier	37,181	422,841
Rentokil Initial	55,085	173,865
Resolution	20,663	263,706
Reuters Group	38,075	321,588
Rexam	16,741	176,132
Rio Tinto	31,024	1,648,721
Rolls-Royce Group	52,056 a	476,866
Royal Bank of Scotland Group	94,655	3,788,929
Royal Dutch Shell, Cl. A	111,793	3,750,637
Royal Dutch Shell, Cl. B	82,113	2,742,019
SABMiller	26,888	607,357
Sage Group	38,969	205,378
Schroders	3,266	70,002
Scottish & Newcastle	24,087	256,013
Scottish & Southern Energy	25,695	752,419
Scottish Power	44,438	649,763
Serco Group	13,960	113,263
Severn Trent	7,051	195,293
Signet Group	50,005	117,456
Slough Estates	15,114	219,810
Smith & Nephew	28,347	317,798
Smiths Group	17,054	355,680
SSL International	6,600	46,992
Stagecoach Group	21,317	62,589
Standard Life	63,195 a	363,672
Tate & Lyle	14,605	167,525
Taylor Woodrow	18,981	151,214
Tesco	237,259	1,941,237
Tomkins	24,700	131,627
Travis Perkins	3,827	149,070
Trinity Mirror	9,063	84,797
Tullet Prebon	6,581 a	83,022
Unilever	36,799	996,900
United Business Media	7,360	101,422
United Utilities	25,883	386,815
Vodafone Group	1,566,322	4,537,560
Whitbread	5,932	188,219

William Hill	10,714	134,638
Wimpey (George)	11,627	122,442
Wolseley	19,687	507,896
WPP Group	34,424	503,340
Xstrata	18,235	846,642
Yell Group	22,457	269,678
		90,300,146
Total Common Stocks		
(cost $269,010,398)		**381,847,556**

Preferred Stocks--.3%		
Germany--.3%		
Henkel	1,791	279,348
Porsche	234	294,037
ProSieben Sat.1 Media	2,153	72,265
RWE	1,095	99,133
Volkswagen	3,154	232,793
		977,576
Italy--.0%		
Unipol	31,396	**109,031**
Total Preferred Stocks		
(cost $630,773)		**1,086,607**

Short-Term Investments--.2%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.84%, 3/8/07		
(cost $761,397)	765,000 [c]	**761,336**

Other Investment--3.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $15,150,000)	15,150,000 [d]	**15,150,000**

Total Investments (cost $285,552,568)	**100.2%**	**398,845,499**
Liabilities, Less Cash and Receivables	**(.2%)**	**(926,669)**
Net Assets	**100.0%**	**397,918,830**

a Non-income producing security.

b The value of this security has been determined in good faith under the direction of the Board of Directors.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2007 ($)
Financial Futures Long				
DJ Euro Stoxx 50	117	6,374,855	March 2007	45,546
FTSE 100	46	5,570,799	March 2007	(49,572)
TOPIX	36	5,133,929	March 2007	64,932
				60,906

STATEMENT OF INVESTMENTS
Dreyfus S&P 500 Index Fund
January 31, 2007 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Consumer Discretionary--10.6%		
Amazon.com	88,300 a	3,326,261
Apollo Group, Cl. A	40,000 a,b	1,736,000
AutoNation	42,800 a	960,860
AutoZone	14,500 a	1,821,635
Bed Bath & Beyond	80,800 a	3,408,952
Best Buy	115,325	5,812,380
Big Lots	31,300 a,b	811,609
Black & Decker	19,400 b	1,693,232
Brunswick	26,200	893,682
Carnival	127,200	6,558,432
CBS, Cl. B	223,412	6,963,752
Centex	33,900 b	1,820,091
Circuit City Stores	40,600	828,646
Clear Channel Communications	141,200	5,128,384
Coach	105,100 a	4,819,886
Comcast, Cl. A	595,018 a	26,371,198
D.R. Horton	78,900 b	2,292,834
Darden Restaurants	41,950	1,641,923
Dillard's, Cl. A	17,400	597,516
DIRECTV Group	220,400 a	5,375,556
Dollar General	89,208	1,511,184
Dow Jones & Co.	18,600 b	701,406
E.W. Scripps, Cl. A	23,800	1,162,154
Eastman Kodak	82,100 b	2,123,106
Family Dollar Stores	43,400	1,406,160
Federated Department Stores	150,200	6,231,798
Ford Motor	540,092 b	4,390,948
Fortune Brands	43,300	3,625,076
Gannett	67,000	3,895,380
Gap	150,625	2,887,481
General Motors	161,700 b	5,310,228
Genuine Parts	48,700	2,314,224
Goodyear Tire & Rubber	50,700 a,b	1,251,783
H & R Block	92,200	2,268,120
Harley-Davidson	74,100 b	5,058,807
Harman International Industries	18,700	1,768,459
Harrah's Entertainment	53,200	4,494,336
Hasbro	45,400	1,289,360
Hilton Hotels	110,500	3,910,595
Home Depot	583,503	23,771,912
IAC/InterActiveCorp	63,800 a,b	2,449,920
International Game Technology	97,000	4,215,620
Interpublic Group of Cos.	126,100 a,b	1,659,476
J.C. Penney	64,300	5,223,732
Johnson Controls	56,000	5,177,760
Jones Apparel Group	31,500	1,076,040
KB Home	22,500	1,219,950
Kohl's	93,500 a	6,630,085
Leggett & Platt	51,200	1,241,088
Lennar, Cl. A	39,400	2,142,572
Limited Brands	97,800	2,732,532
Liz Claiborne	29,300	1,300,920
Lowe's Cos.	435,400	14,677,334

Marriott International, Cl. A	96,100	4,626,254
Mattel	109,000	2,655,240
McDonald's	353,600	15,682,160
McGraw-Hill Cos.	101,300	6,795,204
Meredith	11,100	654,456
New York Times, Cl. A	41,100 b	948,999
Newell Rubbermaid	79,262	2,341,399
News, Cl. A	669,200	15,558,900
NIKE, Cl. B	53,800	5,315,978
Nordstrom	65,400	3,643,434
Office Depot	79,600 a	2,976,244
OfficeMax	21,300	1,028,577
Omnicom Group	48,900	5,144,280
Pulte Homes	60,400 b	2,074,136
RadioShack	38,800 b	857,480
Sears Holdings	23,762 a,b	4,197,557
Sherwin-Williams	32,000	2,211,200
Snap-On	16,700 b	805,107
Stanley Works	23,213	1,329,176
Staples	206,575	5,313,109
Starbucks	216,200 a	7,554,028
Target	245,600	15,070,016
Tiffany & Co.	38,700 b	1,519,362
Time Warner	1,141,450	24,963,512
TJX Cos.	130,100	3,847,057
Tribune	54,500 b	1,664,430
Univision Communications, Cl. A	72,100 a	2,574,691
VF	25,600	1,942,272
Viacom, Cl. B	199,912 a	8,130,421
Walt Disney	591,400	20,799,538
Wendy's International	27,300	927,108
Whirlpool	22,446 b	2,052,238
Wyndham Worldwide	56,654 a	1,767,605
Yum! Brands	75,820	4,549,958
		393,503,501
Consumer Staples--9.2%		
Altria Group	599,200	52,364,088
Anheuser-Busch Cos.	219,800	11,203,206
Archer-Daniels-Midland	187,960	6,014,720
Avon Products	127,072 b	4,370,006
Brown-Forman, Cl. B	22,500 b	1,475,775
Campbell Soup	62,300	2,397,304
Clorox	43,400	2,839,228
Coca-Cola	583,000	27,914,040
Coca-Cola Enterprises	79,200	1,625,184
Colgate-Palmolive	147,100	10,046,930
ConAgra Foods	145,700	3,745,947
Constellation Brands, Cl. A	60,100 a	1,486,874
Costco Wholesale	131,000	7,359,580
CVS	235,500	7,924,575
Dean Foods	38,200 a	1,690,350
Estee Lauder Cos., Cl. A	36,400	1,729,000
General Mills	98,100	5,615,244
H.J. Heinz	94,200	4,438,704
Hershey	49,700	2,536,688
Kellogg	71,700	3,532,659
Kimberly-Clark	131,000	9,091,400
Kroger	205,100	5,250,560
McCormick & Co.	37,600	1,467,904
Molson Coors Brewing, Cl. B	13,100 b	1,058,480

Pepsi Bottling Group	39,100	1,236,733
PepsiCo	469,500	30,630,180
Procter & Gamble	905,965	58,769,950
Reynolds American	49,000 b	3,160,500
Safeway	126,700	4,565,001
Sara Lee	213,500	3,661,525
SUPERVALU	58,814	2,233,756
SYSCO	176,700	6,104,985
Tyson Foods, Cl. A	72,000	1,278,000
UST	46,000 b	2,642,240
Wal-Mart Stores	703,100	33,530,839
Walgreen	286,900	12,996,570
Whole Foods Market	40,900 b	1,766,471
Wm. Wrigley Jr.	62,800	3,235,456
		342,990,652
Energy--9.6%		
Anadarko Petroleum	131,464	5,751,550
Apache	94,150	6,870,125
Baker Hughes	91,690	6,329,360
BJ Services	83,800	2,317,908
Chesapeake Energy	118,900	3,520,629
Chevron	623,326	45,427,999
ConocoPhillips	470,580	31,251,218
Consol Energy	52,200	1,797,246
Devon Energy	126,400	8,859,376
El Paso	201,675	3,129,996
ENSCO International	43,400	2,207,758
EOG Resources	69,600	4,811,448
Exxon Mobil	1,667,576	123,567,382
Halliburton	287,500	8,492,750
Hess	77,400	4,178,826
Kinder Morgan	30,700	3,254,200
Marathon Oil	100,475	9,076,912
Murphy Oil	53,500	2,659,485
Nabors Industries	85,600 a,b	2,591,968
National Oilwell Varco	50,200 a	3,044,128
Noble	38,800	2,908,060
Occidental Petroleum	246,300	11,418,468
Peabody Energy	75,400	3,078,582
Rowan Cos.	31,600	1,039,324
Schlumberger	336,900	21,389,781
Smith International	57,000	2,261,760
Spectra Energy	179,486 b	4,688,174
Sunoco	35,200	2,222,176
Transocean	83,600 a	6,468,132
Valero Energy	172,900	9,385,012
Weatherford International	97,100 a	3,920,898
Williams Cos.	170,500	4,601,795
XTO Energy	104,600	5,279,162
		357,801,588
Financial--22.2%		
ACE	93,100	5,379,318
Aflac	141,400	6,732,054
Allstate	178,700	10,750,592
Ambac Financial Group	30,350	2,673,835
American Express	344,500	20,056,790
American International Group	743,279	50,877,447
Ameriprise Financial	69,160	4,077,673
AON	88,575	3,176,299
Apartment Investment & Management,		

Cl. A	27,600	1,728,588
Archstone-Smith Trust	62,400	3,944,304
AvalonBay Communities	22,400	3,323,264
Bank of America	1,283,914	67,508,198
Bank of New York	218,500	8,742,185
BB & T	154,700	6,537,622
Bear Stearns Cos.	33,572	5,534,344
Boston Properties	33,400	4,211,406
Capital One Financial	116,600 b	9,374,640
CB Richard Ellis Group, Cl. A	52,800 a	1,985,808
Charles Schwab	292,400	5,532,208
Chicago Mercantile Exchange		
Holdings, Cl. A	10,000 b	5,633,000
Chubb	117,700	6,125,108
Cincinnati Financial	49,485	2,213,959
CIT Group	56,700	3,343,032
Citigroup	1,404,917	77,453,074
Comerica	45,400	2,692,220
Commerce Bancorp/NJ	53,600 b	1,810,608
Compass Bancshares	37,100	2,259,390
Countrywide Financial	177,600	7,722,048
E*TRADE FINANCIAL	122,100 a	2,976,798
Equity Office Properties Trust	100,500	5,582,775
Equity Residential	83,500 b	4,699,380
Fannie Mae	278,800	15,760,564
Federated Investors, Cl. B	25,800	910,998
Fifth Third Bancorp	159,567	6,366,723
First Horizon National	35,600 b	1,552,160
Franklin Resources	47,700	5,681,547
Freddie Mac	198,100	12,862,633
Genworth Financial, Cl. A	126,700	4,421,830
Goldman Sachs Group	121,800	25,841,088
Hartford Financial Services Group	90,600	8,598,846
Huntington Bancshares/OH	67,974	1,582,435
Janus Capital Group	56,700	1,161,216
JPMorgan Chase & Co.	991,841	50,514,462
KeyCorp	114,800	4,381,916
Kimco Realty	64,600	3,204,160
Legg Mason	37,600	3,942,360
Lehman Brothers Holdings	151,600	12,467,584
Lincoln National	82,100	5,512,194
Loews	130,600	5,675,876
M & T Bank	22,100	2,680,951
Marsh & McLennan Cos.	157,600	4,649,200
Marshall & Ilsley	72,900	3,430,674
MBIA	38,500	2,765,455
Mellon Financial	117,800 b	5,034,772
Merrill Lynch & Co.	252,700	23,642,612
MetLife	217,400	13,504,888
MGIC Investment	23,700 b	1,462,764
Moody's	67,200	4,808,832
Morgan Stanley	302,660	25,057,221
National City	180,600	6,835,710
Northern Trust	53,600	3,256,200
Plum Creek Timber	50,600	2,036,650
PNC Financial Services Group	84,000	6,196,680
Principal Financial Group	77,100	4,750,131
Progressive	217,800	5,050,782
ProLogis	70,700	4,595,500
Prudential Financial	136,400	12,157,332

Public Storage	35,000 b	3,806,600
Realogy	61,342 a	1,834,126
Regions Financial	208,433	7,557,781
Safeco	30,100	1,926,701
Simon Property Group	63,300	7,240,887
SLM	116,900	5,372,724
Sovereign Bancorp	102,730	2,532,295
St. Paul Travelers Cos.	197,312	10,033,315
Starwood Hotels & Resorts		
Worldwide	60,600 b	3,792,348
State Street	94,900	6,742,645
SunTrust Banks	101,300	8,418,030
Synovus Financial	92,950	2,967,894
T. Rowe Price Group	75,400	3,618,446
Torchmark	28,000	1,819,720
U.S. Bancorp	502,553	17,890,887
UnumProvident	97,895 b	2,153,690
Vornado Realty Trust	36,900	4,514,715
Wachovia	544,981	30,791,427
Washington Mutual	270,274 b	12,051,518
Wells Fargo & Co.	965,200	34,669,984
XL Capital, Cl. A	51,600	3,560,400
Zions Bancorporation	30,600	2,595,492
		822,904,538
Health Care--12.2%		
Abbott Laboratories	438,800	23,256,400
Aetna	149,216	6,290,946
Allergan	44,000	5,135,240
AmerisourceBergen	54,900	2,875,662
Amgen	333,512 a	23,469,239
Applera - Applied Biosystems Group	52,400	1,821,424
Barr Pharmaceuticals	30,400 a	1,627,008
Bausch & Lomb	15,400 b	857,472
Baxter International	187,100	9,291,386
Becton, Dickinson & Co.	70,500	5,424,270
Biogen Idec	96,385 a	4,659,251
Biomet	70,075	2,968,377
Boston Scientific	337,110 a	6,219,679
Bristol-Myers Squibb	562,300	16,188,617
C.R. Bard	29,400	2,426,088
Cardinal Health	115,825	8,272,221
Caremark Rx	121,900	7,467,594
Celgene	106,500 a	5,716,920
CIGNA	29,300	3,879,320
Coventry Health Care	45,600 a	2,350,680
Eli Lilly & Co.	281,500	15,234,780
Express Scripts	38,700 a	2,690,424
Forest Laboratories	90,600 a	5,083,566
Genzyme	75,200 a	4,942,896
Gilead Sciences	131,500 a	8,458,080
Health Management Associates, Cl.		
A	68,800 b	1,338,160
Hospira	44,570 a	1,639,285
Humana	47,500 a	2,636,250
IMS Health	56,700	1,636,362
Johnson & Johnson	828,918	55,371,722
King Pharmaceuticals	69,466 a	1,240,663
Laboratory Corp. of America		
Holdings	35,900 a	2,636,496
Manor Care	21,100	1,123,364

McKesson	84,577	4,715,168
Medco Health Solutions	83,891 a	4,967,186
MedImmune	68,400 a	2,370,744
Medtronic	329,100	17,590,395
Merck & Co.	620,700	27,776,325
Millipore	15,300 a,b	1,047,744
Mylan Laboratories	60,600	1,341,684
Patterson Cos.	39,700 a,b	1,493,117
PerkinElmer	35,200	840,224
Pfizer	2,061,609	54,096,620
Quest Diagnostics	45,700	2,398,336
Schering-Plough	423,900	10,597,500
St. Jude Medical	101,100 a	4,323,036
Stryker	85,000	5,264,900
Tenet Healthcare	134,750 a,b	951,335
Thermo Fisher Scientific	116,700 a	5,584,095
UnitedHealth Group	385,100	20,125,326
Waters	29,000 a	1,644,010
Watson Pharmaceuticals	29,300 a	797,546
WellPoint	177,300 a	13,896,774
Wyeth	385,000	19,022,850
Zimmer Holdings	68,220 a	5,745,488
		450,820,245
Industrial--10.7%		
3M	210,500	15,640,150
Allied Waste Industries	72,600 a	928,554
American Power Conversion	48,300	1,484,742
American Standard Cos.	49,600	2,449,744
Avery Dennison	27,000	1,845,720
Boeing	226,098	20,249,337
Burlington Northern Santa Fe	102,700	8,252,972
Caterpillar	186,000	11,917,020
Cintas	39,000	1,604,850
Cooper Industries, Cl. A	26,000 b	2,376,140
CSX	124,400	4,576,676
Cummins	15,000	2,018,400
Danaher	67,800	5,021,268
Deere & Co.	66,100	6,628,508
Dover	58,400	2,896,640
Eaton	42,600	3,337,710
Emerson Electric	229,400	10,316,118
Equifax	35,800	1,486,774
FedEx	87,620	9,673,248
Fluor	25,200	2,081,520
General Dynamics	115,700	9,041,955
General Electric	2,947,200	106,246,560
Goodrich	35,700	1,750,014
Honeywell International	233,425	10,665,188
Illinois Tool Works	119,900	6,113,701
Ingersoll-Rand, Cl. A	87,700	3,760,576
ITT Industries	52,800	3,149,520
L-3 Communications Holdings	35,700	2,939,538
Lockheed Martin	101,800	9,893,942
Masco	112,700	3,605,273
Monster Worldwide	36,700 a	1,813,347
Norfolk Southern	113,500	5,635,275
Northrop Grumman	98,790	7,008,163
Paccar	70,974 b	4,746,031
Pall	35,000 b	1,216,600
Parker Hannifin	33,750	2,793,150

Pitney Bowes	63,400	3,034,958
R.R. Donnelley & Sons	62,000	2,300,200
Raytheon	127,100	6,596,490
Robert Half International	47,900	1,949,530
Rockwell Automation	48,700	2,980,927
Rockwell Collins	47,800	3,260,438
Ryder System	17,400	948,996
Southwest Airlines	226,418	3,418,912
Terex	29,100 a	1,655,499
Textron	35,900	3,344,803
Tyco International	568,671	18,129,231
Union Pacific	77,100	7,787,100
United Parcel Service, Cl. B	306,900	22,182,732
United Technologies	287,000	19,521,740
W.W. Grainger	20,900	1,622,885
Waste Management	153,000	5,810,940
		399,710,305
Information Technology--15.0%		
ADC Telecommunications	33,471 a	540,222
Adobe Systems	166,800 a	6,483,516
Advanced Micro Devices	156,900 a,b	2,439,795
Affiliated Computer Services, Cl. A	28,300 a,b	1,386,417
Agilent Technologies	116,816 a	3,738,112
Altera	103,500 a	2,075,175
Analog Devices	97,800	3,202,950
Apple Computer	243,200 a	20,849,536
Applied Materials	397,100	7,040,583
Autodesk	66,200 a	2,894,264
Automatic Data Processing	157,400	7,511,128
Avaya	129,880 a	1,666,360
BMC Software	58,600 a	2,015,254
Broadcom, Cl. A	134,050 a	4,278,876
CA	117,429 b	2,882,882
Ciena	24,099 a	676,941
Cisco Systems	1,736,300 a	46,168,217
Citrix Systems	51,600 a	1,634,172
Cognizant Technology Solutions, Cl. A	40,500 a	3,454,245
Computer Sciences	49,100 a	2,575,786
Compuware	100,700 a	903,279
Convergys	39,400 a	1,025,976
Corning	447,300 a	9,321,732
Dell	649,500 a	15,750,375
eBay	330,800 a	10,714,612
Electronic Arts	88,200 a	4,410,000
Electronic Data Systems	147,900	3,891,249
EMC/Massachusetts	629,700	8,809,503
Fidelity National Information Services	46,300	1,968,676
First Data	218,946	5,442,998
Fiserv	49,550 a	2,604,844
Google, Cl. A	61,300 a	30,729,690
Hewlett-Packard	783,066	33,891,096
Intel	1,648,600	34,554,656
International Business Machines	430,700	42,703,905
Intuit	99,700 a	3,135,565
Jabil Circuit	52,800	1,266,672
JDS Uniphase	60,400 a	1,073,912
Juniper Networks	161,800 a	2,931,816

KLA-Tencor	56,900	2,801,187
Lexmark International, Cl. A	28,000 a	1,764,840
Linear Technology	85,500	2,646,225
LSI Logic	114,500 a,b	1,076,300
Maxim Integrated Products	91,700 b	2,824,360
Micron Technology	215,700 a	2,793,315
Microsoft	2,473,400	76,329,124
Molex	40,500	1,190,295
Motorola	691,195	13,720,221
National Semiconductor	82,500	1,908,225
NCR	50,900 a	2,412,151
Network Appliance	106,900 a	4,019,440
Novell	96,900 a,b	702,525
Novellus Systems	35,300 a,b	1,088,299
NVIDIA	101,700 a	3,117,105
Oracle	1,143,800 a	19,627,608
Paychex	96,775	3,871,968
PMC-Sierra	60,000 a,b	378,000
QLogic	45,100 a	825,330
QUALCOMM	472,500	17,794,350
Sabre Holdings, Cl. A	37,821	1,221,997
SanDisk	64,300 a,b	2,584,860
Sanmina-SCI	152,300 a	533,050
Solectron	261,500 a	849,875
Sun Microsystems	1,006,300 a	6,681,832
Symantec	268,239 a,b	4,750,513
Tektronix	23,600	667,172
Tellabs	126,300 a	1,271,841
Teradyne	54,300 a,b	809,070
Texas Instruments	424,300	13,233,917
Unisys	98,500 a	849,070
VeriSign	70,100 a,b	1,675,390
Western Union	219,146	4,895,722
Xerox	276,000 a	4,747,200
Xilinx	96,100	2,335,230
Yahoo!	350,000 a	9,908,500
		556,551,094
Materials--3.0%		
Air Products & Chemicals	63,000	4,703,580
Alcoa	247,948	8,008,720
Allegheny Technologies	28,777	2,978,131
Ashland	16,300	1,133,665
Ball	29,800 b	1,380,336
Bemis	30,000	1,017,300
Dow Chemical	273,063	11,343,037
E.I. du Pont de Nemours & Co.	263,012	13,034,875
Eastman Chemical	23,500	1,376,160
Ecolab	51,000	2,238,900
Freeport-McMoRan Copper & Gold, Cl. B	56,300	3,237,813
Hercules	32,500 a	637,325
International Flavors & Fragrances	22,300	1,081,104
International Paper	130,053 b	4,382,786
MeadWestvaco	51,811 b	1,561,584
Monsanto	155,328	8,557,020
Newmont Mining	128,725	5,805,498
Nucor	86,400	5,576,256
Pactiv	38,000 a	1,232,720
Phelps Dodge	58,290	7,204,644
PPG Industries	47,300	3,135,517

Praxair	92,300	5,820,438
Rohm & Haas	40,615	2,114,417
Sealed Air	23,032	1,517,809
Sigma-Aldrich	37,700 b	1,430,715
Temple-Inland	30,600	1,528,164
United States Steel	33,900	2,830,311
Vulcan Materials	27,000	2,749,680
Weyerhaeuser	67,600	5,070,000
		112,688,505
Telecommunication Services--3.5%		
Alltel	106,800	6,545,772
AT & T	1,789,785	67,349,609
CenturyTel	32,800	1,470,752
Citizens Communications	92,000 b	1,348,720
Embarq	42,742	2,372,608
Qwest Communications International	459,800 a	3,747,370
Sprint Nextel	827,645	14,756,910
Verizon Communications	834,756	32,154,801
Windstream	136,323	2,028,486
		131,775,028
Utilities--3.3%		
AES	189,900 a	3,948,021
Allegheny Energy	47,300 a	2,200,396
Ameren	59,000 b	3,133,490
American Electric Power	113,060	4,921,502
CenterPoint Energy	89,466 b	1,544,183
CMS Energy	63,600	1,061,484
Consolidated Edison	73,400	3,543,752
Constellation Energy Group	51,500	3,736,325
Dominion Resources/VA	101,108	8,387,920
DTE Energy	50,900 b	2,360,233
Duke Energy	359,072	7,070,128
Dynegy, Cl. A	108,246 a	763,134
Edison International	93,200	4,192,136
Entergy	59,100	5,487,435
Exelon	191,850	11,509,082
FirstEnergy	91,302	5,416,948
FPL Group	115,600	6,548,740
KeySpan	50,100	2,044,080
Nicor	12,800 b	582,400
NiSource	78,100	1,858,780
Peoples Energy	11,000 b	479,050
PG & E	99,700	4,653,996
Pinnacle West Capital	28,500	1,390,515
PPL	109,100	3,883,960
Progress Energy	72,669 b	3,454,684
Public Service Enterprise Group	72,100	4,832,863
Questar	24,500	1,989,400
Sempra Energy	74,966	4,301,549
Southern	212,400	7,758,972
TECO Energy	59,800 b	1,014,208
TXU	131,294	7,100,380
Xcel Energy	116,310 b	2,713,512
		123,883,258
Total Common Stocks		
(cost $2,400,468,706)		**3,692,628,714**

	Principal	
Short-Term Investments--.2%	Amount ($)	Value ($)
U.S. Treasury Bills		
4.85%, 3/29/07	500,000 c	496,135

4.91%, 2/1/07	3,000,000	3,000,000
4.98%, 4/19/07	2,000,000 [c]	1,978,740
Total Short-Term Investments		
(cost $5,474,924)		**5,474,875**

Other Investment--.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $22,664,000)	22,664,000 [d]	**22,664,000**

Investment of Cash Collateral for Securities Loaned--2.9%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $109,204,863)	109,204,863 [d]	**109,204,863**

Total Investments (cost $2,537,812,493)	**103.0%**	**3,829,972,452**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(111,230,567)**
Net Assets	**100.0%**	**3,718,741,885**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan
     is $105,726,900 and the total market value of the collateral held by the fund is $109,204,863.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	94	33,910,500	March 2007	**472,075**

STATEMENT OF INVESTMENTS
Dreyfus Smallcap Stock Index Fund
January 31, 2007 (Unaudited)

Common Stocks--99.7%	Shares		Value ($)
Consumer Discretionary--15.9%			
4Kids Entertainment	16,800	a	328,776
Aaron Rents	82,797		2,444,167
ADVO	49,050	b	1,607,859
Arbitron	45,000		2,086,650
Arctic Cat	21,300		392,985
Ashworth	10,300	a	78,383
Audiovox, Cl. A	29,700	a	457,974
Bassett Furniture Industries	15,200		240,768
Blue Nile	23,500	a,b	869,735
Bright Horizons Family Solutions	38,100	a	1,492,377
Brown Shoe	47,650		2,589,777
Building Materials Holding	54,400	b	1,296,352
California Pizza Kitchen	29,900	a	1,065,935
Cato, Cl. A	51,800		1,169,126
CEC Entertainment	54,225	a	2,293,175
Champion Enterprises	120,099	a,b	986,013
Children's Place Retail Stores	35,000	a	1,897,350
Christopher & Banks	57,775	b	1,027,239
CKE Restaurants	102,000		2,016,540
Coachmen Industries	24,900		268,920
Cost Plus	25,500	a,b	262,650
CPI	12,600		680,274
Crocs	53,600	b	2,698,224
Deckers Outdoor	17,700	a	1,032,087
Dress Barn	73,900	a,b	1,660,533
Drew Industries	24,400	a,b	675,636
Ethan Allen Interiors	52,800	b	1,988,976
Finish Line, Cl. A	60,700	b	775,139
Fleetwood Enterprises	96,800	a	891,528
Fossil	71,925	a	1,619,032
Fred's	66,900	b	899,805
Genesco	36,400	a,b	1,433,796
Group 1 Automotive	38,800	b	2,056,400
Guitar Center	41,800	a,b	1,912,350
Gymboree	55,400	a	2,398,266
Hancock Fabrics/DE	9,000	a,b	36,000
Haverty Furniture Cos.	41,000	b	627,710
Hibbett Sporting Goods	52,800	a	1,695,408
Hot Topic	55,800	a	580,878
IHOP	28,900	b	1,537,480
Interface, Cl. A	79,800	a	1,214,556
Jack in the Box	57,200	a	3,534,388
JAKKS Pacific	41,600	a,b	843,232
Jo-Ann Stores	32,960	a,b	833,229
JoS. A. Bank Clothiers	27,000	a,b	835,920
K-Swiss, Cl. A	42,600		1,347,012
K2	81,900	a	989,352
Kellwood	41,900	b	1,374,320
Keystone Automotive Industries	25,400	a	910,590
La-Z-Boy	79,700	b	1,026,536
Landry's Restaurants	25,900		775,705
Lenox Group	27,800	a	104,528

Libbey	14,000 b	166,600
Live Nation	101,900 a	2,514,892
LKQ	68,700 a,b	1,471,554
M/I Homes	15,200 b	548,416
Marcus	40,900	977,919
MarineMax	24,400 a,b	589,504
Men's Wearhouse	83,500	3,585,490
Meritage Homes	32,800 a,b	1,457,960
Midas	19,400 a	439,022
Monaco Coach	41,950 b	632,606
Movado Group	31,900	915,530
Multimedia Games	43,800 a,b	454,206
National Presto Industries	6,700	420,760
Nautilus	47,600 b	776,356
NVR	7,700 a,b	5,332,404
O'Charleys	38,900 a	826,236
Oxford Industries	22,200	1,060,938
P.F. Chang's China Bistro	39,200 a,b	1,552,712
Panera Bread, Cl. A	48,600 a,b	2,865,456
Papa John's International	41,100 a,b	1,135,182
PEP Boys-Manny Moe & Jack	82,400 b	1,261,544
PetMed Express	36,000 a,b	425,520
Phillips-Van Heusen	88,400	4,875,260
Pinnacle Entertainment	93,200 a	3,218,196
Polaris Industries	60,700 b	2,838,332
Pool	80,430 b	2,943,738
Pre-Paid Legal Services	15,200 a,b	590,976
Quiksilver	186,700 a,b	2,653,007
Radio One, Cl. D	113,400 a	833,490
Rare Hospitality International	52,750 a,b	1,663,735
RC2	33,500 a,b	1,323,585
Red Robin Gourmet Burgers	23,300 a,b	832,975
Russ Berrie & Co.	15,400 a	227,920
Select Comfort	87,450 a,b	1,612,578
Shuffle Master	56,473 a,b	1,502,747
Skechers USA, Cl. A	41,000 a	1,453,040
Skyline	15,000	566,850
Sonic	110,117 a,b	2,445,699
Sonic Automotive, Cl. A	52,000	1,630,200
Stage Stores	44,800 b	1,437,632
Stamps.com	29,400 a	430,122
Standard Motor Products	19,000	300,580
Standard-Pacific	97,000 b	2,661,680
Steak n Shake	40,978 a	722,852
Stein Mart	41,000	553,910
Stride Rite	58,200	1,004,532
Sturm Ruger & Co.	32,900 a,b	342,489
Superior Industries International	31,000 b	631,470
Tractor Supply	52,900 a,b	2,662,457
Triarc Cos., Cl. B	98,400	1,923,720
Tuesday Morning	37,500 b	624,750
Tween Brands	52,300 a	1,788,137
Universal Technical Institute	32,500 a,b	768,625
Vertrue	15,000 a,b	697,350
Winnebago Industries	48,500 b	1,626,690
WMS Industries	36,600 a	1,451,556
Wolverine World Wide	93,150 b	2,866,225
Zale	75,800 a,b	2,086,016
		149,065,569

Consumer Staples--4.2%

Alliance One International	141,000 a	1,081,470
Casey's General Stores	78,600 b	2,005,872
Central Garden & Pet	38,100 a	1,706,499
Chattem	29,400 a	1,688,736
Corn Products International	118,100	4,044,925
Delta & Pine Land	56,333	2,292,753
Flowers Foods	83,075	2,336,069
Great Atlantic & Pacific Tea	28,400	819,908
Hain Celestial Group	60,600 a	1,781,640
J & J Snack Foods	22,900 b	945,312
Lance	46,400	986,928
Longs Drug Stores	46,000	1,978,000
Nash Finch	22,500 b	649,800
NBTY	89,000 a	4,614,650
Peet's Coffee & Tea	20,600 a,b	532,510
Performance Food Group	55,500 a	1,646,130
Playtex Products	89,100 a	1,254,528
Ralcorp Holdings	41,600 a	2,302,144
Sanderson Farms	23,400	739,908
Spectrum Brands	48,100 a,b	582,010
TreeHouse Foods	50,300 a	1,499,443
United Natural Foods	66,400 a	2,193,856
USANA Health Sciences	17,800 a,b	944,824
WD-40	30,400	1,001,072
		39,628,987
Energy--6.4%		
Atwood Oceanics	40,800 a	1,973,496
Bristow Group	38,800 a,b	1,449,180
Cabot Oil & Gas	75,550 b	4,900,173
CARBO Ceramics	27,000 b	995,760
Dril-Quip	39,800 a	1,480,560
Frontier Oil	182,500	5,184,825
Helix Energy Solutions Group	148,463 a	4,776,055
Hornbeck Offshore Services	38,000 a	1,045,760
Hydril	27,800 a	2,198,980
Input/Output	113,200 a,b	1,549,708
Lone Star Technologies	49,300 a,b	2,383,655
Lufkin Industries	25,300	1,514,205
Massey Energy	123,400 b	2,923,346
Oceaneering International	90,600 a	3,575,982
Penn Virginia	29,200 b	2,139,776
Petroleum Development	23,300 a	1,193,659
SEACOR Holdings	34,250 a	3,467,127
St. Mary Land & Exploration	86,500	3,113,135
Stone Energy	43,300 a	1,471,767
Swift Energy	47,500 a	2,106,150
Tetra Technologies	116,750 a	2,703,930
Unit	75,000 a	3,636,000
W-H Energy Services	47,300 a	2,146,474
World Fuel Services	45,800	2,099,930
		60,029,633
Financial--16.4%		
Acadia Realty Trust	51,300	1,317,897
Anchor Bancorp Wisconsin	29,400	877,884
Bank Mutual	88,900 b	1,049,020
BankAtlantic Bancorp, Cl. A	67,800	900,384
BankUnited Financial, Cl. A	58,200 b	1,605,738
Boston Private Financial Holdings	56,000 b	1,619,520
Brookline Bancorp	95,000	1,264,450
Cascade Bancorp	46,500	1,224,345

Cash America International	51,300	2,191,023
Central Pacific Financial	49,000 b	1,914,920
Chittenden	73,237	2,230,799
Colonial Properties Trust	71,900 b	3,533,885
Community Bank System	45,900	1,040,094
Corus Bankshares	44,900	956,370
Delphi Financial Group, Cl. A	66,675	2,629,662
Dime Community Bancshares	34,850	468,035
Downey Financial	30,380 b	2,173,385
East West Bancorp	100,000	3,840,000
EastGroup Properties	38,700	2,118,438
Entertainment Properties Trust	45,700	2,964,102
Essex Property Trust	37,400 b	5,398,316
Financial Federal	44,050	1,259,830
First BanCorp/Puerto Rico	131,700	1,406,556
First Cash Financial Services	39,800 a	934,504
First Commonwealth Financial	99,000 b	1,301,850
First Financial Bancorp	49,000	805,070
First Indiana	21,400	508,250
First Midwest Bancorp/IL	79,374	2,979,700
First Republic Bank/San Francisco, CA	47,850	2,570,502
FirstFed Financial	27,200 a,b	1,875,440
Flagstar Bancorp	49,800 b	722,598
Franklin Bank/Houston, TX	36,000 a,b	684,000
Fremont General	105,500	1,434,800
Glacier Bancorp	83,450	1,958,571
Hanmi Financial	69,000	1,413,120
Hilb, Rogal & Hobbs	55,500 b	2,344,875
Independent Bank/MI	33,915	748,504
Infinity Property & Casualty	31,000 b	1,483,040
Inland Real Estate	106,300 b	2,149,386
Investment Technology Group	68,800 a	2,999,680
Irwin Financial	31,500	687,645
Kilroy Realty	47,500	4,124,900
LaBranche & Co.	71,400 a,b	669,732
LandAmerica Financial Group	27,200	1,715,232
Lexington Corporate Properties Trust	107,700 b	2,291,856
LTC Properties	34,300	967,260
MAF Bancorp	46,300	2,080,722
Medical Properties Trust	57,800	903,414
Mid-America Apartment Communities	38,400 b	2,308,608
Nara Bancorp	36,000	706,680
National Retail Properties	93,700 b	2,225,375
New Century Financial	72,150 b	2,183,981
Parkway Properties/Md	22,200	1,217,670
Philadelphia Consolidated Holding	89,600 a	4,037,376
Piper Jaffray Cos.	29,700 a	2,047,518
Portfolio Recovery Associates	25,400 a,b	1,104,138
Presidential Life	36,900	801,837
PrivateBancorp	31,000 b	1,159,090
ProAssurance	54,300 a	2,757,897
Prosperity Bancshares	56,800 b	1,988,000
Provident Bankshares	50,624 b	1,794,114
PS Business Parks	24,800	1,865,208
Rewards Network	43,000 a,b	279,930
RLI	34,100	1,887,094
Safety Insurance Group	28,000	1,367,520
Selective Insurance Group	45,800 b	2,356,410

Senior Housing Properties Trust	110,000	2,862,200
South Financial Group	111,900	2,891,496
Sovran Self Storage	33,600 b	2,016,000
Sterling Bancorp/NY	27,800 b	517,080
Sterling Bancshares/TX	120,000 b	1,446,000
Sterling Financial/WA	65,835	2,183,747
Stewart Information Services	29,000	1,219,160
Susquehanna Bancshares	82,800	2,089,872
SWS Group	46,056	1,161,993
TradeStation Group	30,300 a	386,628
Triad Guaranty	19,200 a	988,800
Trustco Bank NY	119,444 b	1,256,551
UCBH Holdings	148,900 b	2,791,875
Umpqua Holdings	91,100 b	2,591,795
United Bankshares	56,000 b	2,045,120
United Fire & Casualty	26,300	890,255
Whitney Holding	108,970	3,447,811
Wilshire Bancorp	26,000 b	474,500
Wintrust Financial	37,800	1,730,862
World Acceptance	32,500 a,b	1,430,325
Zenith National Insurance	57,900 b	2,646,030
		153,495,850
Health Care--12.3%		
Allscripts Healthcare Solutions	76,000 a,b	2,325,600
Alpharma, Cl. A	72,200	1,989,110
Amedisys	43,266 a	1,398,357
American Medical Systems Holdings	107,700 a,b	2,143,230
AMERIGROUP	84,500 a	3,063,970
AMN Healthcare Services	49,100 a	1,270,708
AmSurg	48,300 a	1,062,600
Analogic	20,600	1,209,632
ArQule	52,800 a,b	345,840
ArthroCare	41,800 a	1,542,420
BIOLASE Technology	28,300 a,b	243,380
Biosite	25,100 a,b	1,352,388
Bradley Pharmaceuticals	26,500 a	532,915
Cambrex	45,000	984,600
Centene	67,700 a	1,687,084
Cerner	100,500 a,b	4,515,465
Chemed	42,598 b	1,554,827
CONMED	43,800 a	1,059,960
Cooper Cos.	69,900	3,334,230
Cross Country Healthcare	34,300 a	773,808
Cyberonics	27,700 a,b	583,639
Datascope	22,000	812,680
Dendrite International	71,500 a	780,065
Digene	35,000 a	1,800,750
Dionex	31,550 a,b	1,874,701
DJO	35,900 a	1,486,260
Enzo Biochem	54,017 a,b	801,612
Genesis HealthCare	30,100 a,b	1,842,722
Gentiva Health Services	46,800 a,b	926,640
Greatbatch	36,000 a	1,058,040
Haemonetics/Mass.	43,500 a,b	2,098,440
Healthways	55,200 a	2,506,632
Hologic	82,500 a,b	4,582,875
Hooper Holmes	85,000 a	286,450
ICU Medical	25,700 a	1,013,865
IDEXX Laboratories	51,100 a	4,384,891
Immucor	106,200 a,b	3,349,548

Integra LifeSciences Holdings	32,000 a	1,377,600
Invacare	49,000	1,057,910
inVentiv Health	47,500 a	1,666,775
Kendle International	22,000 a	854,480
Kensey Nash	15,600 a,b	494,208
LCA-Vision	32,900 b	1,273,888
Mannatech	23,400 b	377,442
Matria Healthcare	33,000 a,b	911,790
Mentor	69,700	3,554,003
Meridian Bioscience	33,900	1,005,135
Merit Medical Systems	40,000 a	630,400
MGI Pharma	116,500 a,b	2,239,130
Noven Pharmaceuticals	37,600 a	1,028,736
Odyssey HealthCare	54,850 a	680,689
Osteotech	27,000 a	147,960
Owens & Minor	65,500	2,190,975
Palomar Medical Technologies	28,900 a,b	1,438,064
PAREXEL International	45,800 a	1,499,950
Pediatrix Medical Group	78,300 a	4,113,882
PharmaNet Development Group	36,000 a,b	714,600
PolyMedica	35,900 b	1,437,436
Possis Medical	31,000 a	417,880
Regeneron Pharmaceuticals	95,800 a,b	1,905,462
RehabCare Group	26,500 a	402,270
Respironics	119,500 a	5,090,700
Savient Pharmaceuticals	77,000 a	1,149,610
Sciele Pharma	47,000 a,b	1,116,250
Sierra Health Services	94,400 a	3,794,880
Sunrise Senior Living	67,500 a	2,413,800
SurModics	30,000 a,b	1,078,800
Theragenics	60,000 a	297,000
United Surgical Partners International	68,200 a,b	2,078,054
VIASYS Healthcare	51,200 a	1,506,816
ViroPharma	110,500 a	1,881,815
Vital Signs	14,800	769,600
		115,177,924
Industrial--17.7%		
A.O. Smith	36,650	1,405,527
AAR	58,750 a	1,750,162
ABM Industries	74,000	1,912,160
Acuity Brands	70,200	4,072,302
Administaff	39,200	1,604,848
Albany International, Cl. A	45,400	1,540,876
Angelica	14,000	375,340
Apogee Enterprises	45,300	862,059
Applied Industrial Technologies	62,825 b	1,540,469
Applied Signal Technology	21,000	306,810
Arkansas Best	46,600 b	1,781,052
Armor Holdings	47,000 a	2,843,500
Astec Industries	27,800 a	1,001,078
ASV	24,200 a,b	410,190
Baldor Electric	60,233	2,127,430
Barnes Group	62,000	1,328,040
Belden CDT	68,712	2,971,794
Bowne & Co.	44,000	661,760
Brady, Cl. A	79,800	2,988,510
Briggs & Stratton	80,100 b	2,374,164
C & D Technologies	22,400	120,960
CDI	23,400	607,464

Central Parking	28,310	563,935
Ceradyne	41,400 a,b	2,238,912
CLARCOR	80,700	2,797,062
Coinstar	48,500 a	1,466,640
Consolidated Graphics	17,000 a	1,054,000
Cubic	26,600	555,940
Curtiss-Wright	69,700	2,661,146
EDO	24,500 b	568,890
EGL	46,900 a	1,787,359
ElkCorp	30,900 b	1,339,824
EMCOR Group	54,200 a,b	3,112,164
EnPro Industries	39,400 a	1,302,170
Esterline Technologies	40,100 a	1,602,797
Forward Air	47,350 b	1,485,843
Frontier Airlines Holdings	41,400 a,b	307,602
G & K Services, Cl. A	34,500 b	1,286,505
Gardner Denver	81,000 a	3,122,550
GenCorp	81,200 a,b	1,214,752
Gibraltar Industries	42,000	1,030,260
Griffon	40,800 a,b	1,051,008
Healthcare Services Group	42,900 b	1,240,668
Heartland Express	95,674 b	1,619,761
Heidrick & Struggles International	33,500 a	1,462,945
Hub Group, Cl. A	64,100 a	1,914,026
IDEX	85,000	4,411,500
Insituform Technologies, Cl. A	38,000 a	1,060,580
John H. Harland	44,400	2,236,872
Kaman	41,800	952,622
Kansas City Southern	116,900 a	3,514,014
Kaydon	43,300 b	1,866,230
Kirby	84,200 a	2,989,942
Knight Transportation	82,850 b	1,557,580
Labor Ready	83,050 a	1,559,679
Landstar System	86,200	3,645,398
Lawson Products	11,500	510,485
Lennox International	97,200	2,949,048
Lindsay	17,500	556,325
Lydall	30,200 a	404,378
Magnetek	32,100 a	167,562
Manitowoc	99,150	5,141,919
Mesa Air Group	63,000 a,b	471,870
Mobile Mini	53,200 a	1,414,588
Moog, Cl. A	65,275 a	2,545,072
Mueller Industries	59,500 b	1,937,915
NCI Building Systems	32,900 a,b	1,872,668
Old Dominion Freight Line	43,800 a	1,216,764
On Assignment	5,700 a	73,587
Regal-Beloit	48,600 b	2,445,552
Robbins & Myers	25,400	1,104,392
School Specialty	30,900 a,b	1,203,555
Shaw Group	124,000 a	4,186,240
Simpson Manufacturing	54,600 b	1,785,966
SkyWest	108,300	2,939,262
Spherion	115,000 a	946,450
Standard Register	18,600	234,918
Standex International	23,000	670,220
Teledyne Technologies	55,100 a	2,102,065
Tetra Tech	93,656 a	1,683,935
Toro	65,400 b	3,353,058
Tredegar	44,500	1,022,165

Triumph Group	26,500 b	1,489,300
United Stationers	50,300 a	2,563,288
Universal Forest Products	31,700	1,550,130
URS	83,500 a	3,587,995
Valmont Industries	27,200 b	1,508,784
Viad	32,100	1,346,274
Vicor	32,400	343,764
Volt Information Sciences	28,200 a,b	997,152
Wabash National	48,000 b	765,120
Waste Connections	71,850 a,b	3,130,505
Watsco	36,000	1,836,720
Watson Wyatt Worldwide, Cl. A	71,500	3,166,735
Watts Water Technologies, Cl. A	44,800	1,969,856
Woodward Governor	48,800	2,041,792
		164,405,045

Information Technology--16.0%

Actel	45,300 a	809,058
Adaptec	184,200 a	663,120
Advanced Energy Industries	58,500 a	1,013,805
Aeroflex	121,900 a	1,457,924
Agilysys	56,100	1,063,095
Altiris	38,300 a	1,253,559
Anixter International	50,200 a	2,774,554
ANSYS	61,500 a	3,068,235
ATMI	58,100 a	1,942,864
Avid Technology	65,720 a,b	2,431,640
Axcelis Technologies	151,600 a	976,304
Bankrate	15,500 a,b	612,405
Bel Fuse, Cl. B	24,000	779,520
Bell Microproducts	44,300 a	319,846
Benchmark Electronics	112,100 a	2,539,065
Black Box	27,700 b	1,137,916
Blue Coat Systems	24,500 a,b	612,745
Brightpoint	72,940 a	803,069
Brooks Automation	116,848 a	1,626,524
C-COR	54,600 a	747,474
Cabot Microelectronics	39,800 a	1,201,562
CACI International, Cl. A	46,300 a	2,177,489
Captaris	48,000 a	422,880
Carreker	32,000 a	254,720
Catapult Communications	17,900 a	163,069
Checkpoint Systems	61,000 a	1,146,190
CIBER	72,000 a	495,360
Cognex	71,400 b	1,557,948
Coherent	51,300 a,b	1,577,475
Cohu	44,400	888,000
Comtech Telecommunications	35,900 a	1,292,400
Concur Technologies	35,500 a	534,275
CTS	58,700	909,850
Cymer	60,700 a,b	2,563,361
Daktronics	46,400	1,604,048
Digi International	42,000 a	521,640
Digital Insight	57,500 a	2,236,175
Diodes	31,000 a,b	1,136,770
Ditech Networks	51,600 a	369,972
DSP Group	47,300 a	992,354
eFunds	69,300 a	1,851,696
Electro Scientific Industries	44,200 a	927,758
Epicor Software	91,700 a,b	1,270,045
EPIQ Systems	27,800 a,b	502,346

Exar	61,600 a	806,960
FactSet Research Systems	64,000	3,717,120
FEI	35,200 a,b	885,632
FLIR Systems	108,400 a,b	3,350,644
Gerber Scientific	32,000 a	394,560
Gevity HR	37,900 b	836,453
Global Imaging Systems	80,100 a	1,541,925
Harmonic	107,400 a	971,970
Hutchinson Technology	38,200 a,b	848,804
Hyperion Solutions	95,962 a	4,051,516
InfoSpace	50,000 a	1,162,000
Insight Enterprises	74,500 a	1,514,585
Inter-Tel	41,000	927,830
Intevac	26,400 a	583,704
Itron	40,300 a,b	2,322,892
j2 Global Communications	86,500 a	2,290,520
JDA Software Group	49,900 a	798,400
Keane	66,800 a	812,956
Keithley Instruments	26,700	375,669
Komag	49,700 a,b	1,695,764
Kopin	111,900 a	431,934
Kronos/MA	52,850 a	2,008,300
Kulicke & Soffa Industries	87,000 a	807,360
Littelfuse	35,800 a	1,123,762
LoJack	30,400 a	545,072
Manhattan Associates	44,600 a	1,251,922
ManTech International, Cl. A	29,100 a	992,892
MapInfo	39,400 a	537,810
MAXIMUS	29,900	901,485
Mercury Computer Systems	26,400 a	341,088
Methode Electronics	76,000	836,760
Micros Systems	61,600 a	3,468,080
Microsemi	118,100 a	2,149,420
MIVA	14,500 a	63,075
MKS Instruments	54,000 a	1,180,980
MTS Systems	34,100	1,458,457
Napster	63,000 a,b	252,630
Neoware	30,900 a,b	364,929
NETGEAR	48,000 a,b	1,236,000
Network Equipment Technologies	21,000 a	189,420
Novatel Wireless	43,000 a,b	485,470
Park Electrochemical	39,250	1,047,583
Paxar	63,825 a	1,402,874
PC-Tel	26,600 a	251,370
Pericom Semiconductor	39,400 a	392,818
Phoenix Technologies	24,500 a	154,105
Photon Dynamics	25,000 a	282,250
Photronics	68,700 a	1,144,542
Planar Systems	44,700 a,b	465,327
Progress Software	70,600 a	2,005,746
Quality Systems	26,900 b	1,141,367
Radiant Systems	35,200 a,b	397,056
Radisys	34,200 a	574,902
Rogers	26,500 a	1,369,520
Rudolph Technologies	32,600 a,b	509,538
ScanSource	42,800 a,b	1,255,752
Secure Computing	101,600 a,b	676,656
Skyworks Solutions	246,500 a	1,619,505
Sonic Solutions	43,100 a,b	790,885
SPSS	34,200 a	1,060,884

Standard Microsystems	33,900 a	945,810
StarTek	18,000	184,680
Supertex	22,000 a,b	821,480
Sykes Enterprises	46,000 a	672,060
Symmetricom	69,350 a	592,249
Synaptics	37,000 a	1,001,220
Take-Two Interactive Software	101,000 a,b	1,755,380
TALX	48,450 b	1,543,617
Technitrol	63,100	1,389,462
THQ	97,725 a,b	2,961,068
Tollgrade Communications	26,000 a	261,560
Trimble Navigation	87,900 a	4,973,382
Ultratech	29,000 a	352,060
United Online	104,000 b	1,460,160
Varian Semiconductor Equipment		
Associates	86,900 a	3,575,935
Veeco Instruments	46,000 a,b	882,740
ViaSat	37,300 a	1,229,781
WebEx Communications	67,000 a	2,484,360
Websense	79,800 a	1,727,670
X-Rite	42,000 b	471,660
		149,575,869
Materials--5.5%		
A.M. Castle & Co.	15,300	382,500
AMCOL International	30,500 b	916,830
AptarGroup	54,500 b	3,325,045
Arch Chemicals	38,600	1,301,978
Brush Engineered Materials	30,800 a,b	1,019,172
Buckeye Technologies	60,500 a	724,185
Caraustar Industries	41,000 a	326,360
Carpenter Technology	42,500	4,976,750
Century Aluminum	32,300 a,b	1,472,234
Chaparral Steel	74,800 b	3,835,744
Chesapeake	33,500	588,260
Cleveland-Cliffs	67,000 b	3,662,220
Deltic Timber	15,900	850,968
Georgia Gulf	62,000 b	1,290,220
H.B. Fuller	95,100 b	2,460,237
Headwaters	62,500 a,b	1,420,000
MacDermid	39,700	1,377,193
Material Sciences	23,500 a	277,770
Myers Industries	43,409	747,503
Neenah Paper	21,900	747,447
OM Group	49,500 a	2,418,570
Omnova Solutions	64,400 a	389,620
Penford	13,100	234,621
PolyOne	163,000 a	1,194,790
Pope & Talbot	18,100 a	126,881
Quaker Chemical	16,200	359,478
Quanex	61,775	2,420,962
Rock-Tenn, Cl. A	50,700	1,658,904
RTI International Metals	34,400 a,b	2,812,200
Ryerson	42,300 b	1,326,951
Schulman (A.)	39,400	822,672
Schweitzer-Mauduit International	29,400	714,126
Steel Technologies	21,900	406,245
Texas Industries	37,900 b	2,782,618
Tronox, Cl. B	64,000	912,640
Wausau Paper	73,300	1,043,792
Wellman	16,400 b	46,740

		51,374,426
Telecommunication Services--.3%		
Commonwealth Telephone Enterprises	34,800	1,469,952
CT Communications	27,200	664,496
General Communication, Cl. A	70,000 a	1,082,200
		3,216,648
Utilities--5.0%		
Allete	45,800	2,202,522
American States Water	23,250 b	911,168
Atmos Energy	142,100	4,439,204
Avista	84,000	2,112,600
Cascade Natural Gas	18,900	491,589
Central Vermont Public Service	18,200	455,728
CH Energy Group	22,200	1,133,088
Cleco	90,700	2,316,478
El Paso Electric	74,000 a	1,798,200
Energen	115,100	5,326,828
Green Mountain Power	5,100	173,961
Laclede Group	36,600	1,188,768
New Jersey Resources	44,900	2,092,340
Northwest Natural Gas	43,400	1,765,946
Piedmont Natural Gas	113,300 b	2,924,273
South Jersey Industries	45,500 b	1,503,320
Southern Union	163,872	4,557,280
Southwest Gas	66,600	2,614,050
UGI	174,500	4,783,045
UIL Holdings	39,866	1,547,199
UniSource Energy	52,300	1,962,296
		46,299,883
Total Common Stocks		
(cost $685,758,336)		**932,269,834**

Short-Term Investments--.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.91%, 2/1/07	250,000	250,000
4.98%, 4/19/07	250,000 c	247,343
Total Short-Term Investments		
(cost $497,337)		**497,343**

Other Investment--.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,063,000)	2,063,000 d	**2,063,000**
Investment of Cash Collateral for		
Securities Loaned--17.4%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $162,645,362)	162,645,362 d	**162,645,362**
Total Investments (cost $850,964,035)	**117.4%**	**1,097,475,539**
Liabilities, Less Cash and Receivables	**(17.4%)**	**(162,361,567)**
Net Assets	**100.0%**	**935,113,972**

a Non-income producing security.

b All or a portion of these securities are on loan. At January 31, 2007, the total market value of the portfolio's securities on loan is $158,219,942 and the total market value of the collateral held by the portfolio is $162,645,362.

c All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Appreciation) at 1/31/2007 ($)
Financial Futures Long				
Russell 2000 E-Mini	37	2,976,280	March 2007	**26,580**